Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A Common Stock Par Value $0.001 Per Share
(Class of Securities)

42365Q103
(CUSIP Number)

Grupo MVS, S.A. de C.V.
Blvd. Manuel Ávila Camacho, 147
Chapultepec Morales Ciudad de México, D.F. 11510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

CUSIP Number of Class A Common Stock: 42365Q103
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(1)           Names of Reporting Persons:
Cinema Aeropuerto, S.A. de C.V.
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(2)           Check the appropriate box if a member of a group:
(a)  [X]
(b)  [   ]
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(3)           SEC Use Only

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(4)           Source of Funds:
AF
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(5)           Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[   ]
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(6)           Citizenship or place of organization:
Mexico
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Number of shares beneficially owned by each person with:

(7)	Sole voting power	0

(8)	Shared voting power	6,180,627

(9)	Sole dispositive power	0

(10)	Shared dispositive power	6,180,627

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(11)           Aggregate amount beneficially owned by each reporting person.
6,180,627
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(12)           Check if the aggregate amount in row (11) excludes certain shares
[   ]
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(13)           Percent of class represented by amount in Row (11)
14.0% (See Item 5 for calculation of outstanding shares.)
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(14)           Type of reporting person:
CO
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CUSIP Number of Class A Common Stock: 42365Q103
------------------------------------------------------------------------------------------------------
(1)           Names of Reporting Persons:
Grupo Frecuencia Modulada Televisión, S.A. de C.V.
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(2)           Check the appropriate box if a member of a group:
(a)  [X]
(b)  [   ]
------------------------------------------------------------------------------------------------------
(3)           SEC Use Only

------------------------------------------------------------------------------------------------------
(4)           Source of Funds:
AF
------------------------------------------------------------------------------------------------------
(5)           Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[   ]
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(6)           Citizenship or place of organization:
Mexico
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Number of shares beneficially owned by each person with:

(7)	Sole voting power	0

(8)	Shared voting power	6,180,627

(9)	Sole dispositive power	0

(10)	Shared dispositive power	6,180,627

------------------------------------------------------------------------------------------------------
(11)           Aggregate amount beneficially owned by each reporting person.
6,180,627
------------------------------------------------------------------------------------------------------
(12)           Check if the aggregate amount in row (11) excludes certain shares
[   ]
------------------------------------------------------------------------------------------------------
(13)           Percent of class represented by amount in Row (11)
14.0% (See Item 5 for calculation of outstanding shares.)
------------------------------------------------------------------------------------------------------
(14)           Type of reporting person:
CO
------------------------------------------------------------------------------------------------------

CUSIP Number of Class A Common Stock: 42365Q103
------------------------------------------------------------------------------------------------------
(1)           Names of Reporting Persons:
Grupo MVS, S.A. de C.V.
------------------------------------------------------------------------------------------------------
(2)           Check the appropriate box if a member of a group:
(a)  [X]
(b)  [   ]
------------------------------------------------------------------------------------------------------
(3)           SEC Use Only

------------------------------------------------------------------------------------------------------
(4)           Source of Funds:
AF
------------------------------------------------------------------------------------------------------
(5)           Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[   ]
------------------------------------------------------------------------------------------------------
(6)           Citizenship or place of organization:
Mexico
------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each person with:

(7)	Sole voting power	0

(8)	Shared voting power	6,180,627

(9)	Sole dispositive power	0

(10)	Shared dispositive power	6,180,627

------------------------------------------------------------------------------------------------------
(11)           Aggregate amount beneficially owned by each reporting person.
6,180,627
------------------------------------------------------------------------------------------------------
(12)           Check if the aggregate amount in row (11) excludes certain shares
[   ]
------------------------------------------------------------------------------------------------------
(13)           Percent of class represented by amount in Row (11)
14.0% (See Item 5 for calculation of outstanding shares.)
------------------------------------------------------------------------------------------------------
(14)           Type of reporting person:
CO
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Item 1.                                Security and Issuer

This statement on Schedule 13D relates to the Class A common stock, par value $0.001 and to the Class B common stock, par value $0.001 (collectively, the “Common Stock”), of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at c/o Cine Latino, Inc., 2000 Ponce de Leon Boulevard, Suite 500, Coral Gables, Florida 33134.

Item 2.                                Identity and Background

(a)    This statement is being filed by: (i) Cinema Aeropuerto, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Cinema Aeropuerto”), (ii) Grupo Frecuencia Modulada Televisión, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Frecuencia Modulada”) and (ii) Grupo MVS, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Grupo MVS”) (collectively, the “Reporting Persons”). The Reporting Persons are making a joint filing because they may be deemed to be a group pursuant to Section 13 of the Exchange Act.

(b)  The address of each of the Reporting Persons is Blvd. Manuel Ávila Camacho, 147, Chapultepec Morales, Ciudad de México, D.F. 11510.

(c)  The principal business of Cinema Aeropuerto is to invest in the Common Stock of the Issuer and to appoint a voting member of the Issuer’s board of directors. The principal business of Frecuencia Modulada is to own a controlling interest in Cinema Aeropuerto. The principal business of Grupo MVS is to acquire and operate radio, television and publishing businesses, and to provide satellite, distribution and licensing services to such businesses. Cinema Aeropuerto and Frecuencia Modulada are indirect wholly-owned subsidiaries of, and are controlled by, Grupo MVS.  Grupo MVS is owned by a trust.

(d)  None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of the Reporting Persons is a corporation organized under the laws of Mexico.

Item 3.                                Source and Amount of Funds or Other Consideration

The securities reported herein as being beneficially owned by the Reporting Persons were acquired pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated January 22, 2013, by and among the Azteca Acquisition Corporation (“Azteca”); InterMedia Español Holdings, LLC; Cine Latino, Inc. ("Cinelatino"); the Issuer, which is a direct wholly-owned subsidiary of Cinelatino; Hemisphere Merger Sub I, LLC; Hemisphere Merger Sub II, Inc.; and Hemisphere Merger Sub III, Inc. (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Cinema Aeropuerto’s ownership interest in Cinelatino was converted into 5,969,581 shares of Class B common stock and 211,046 warrants of the Issuer.

The Class B common stock is convertible into Class A common stock on a one for one basis. The warrants are convertible into Class A common stock at an exercise price of $12.00 per share.

Item 4.                                Purpose of Transaction

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own:

(i) Cinema Aeropuerto individually beneficially owns 6,180,627 shares of Common Stock representing 14.0% of all of the outstanding shares of Common Stock on an as-converted basis. These figures include (A) 211,046 shares of Class A common stock of the Issuer issuable upon conversion of certain warrants of the issuer which are exercisable at $12.00 per share and (B) 5,969,581 shares of Class A common stock of the Issuer, which are issuable upon conversion of the Class B common stock of the Issuer, which is convertible on a one for one basis.

(ii)  Frecuencia Modulada, as the owner of a controlling interest in Cinema Aeropuerto, may be deemed to beneficially own the shares of Common Stock held by Cinema Aeropuerto.

(iii) Grupo MVS, as the beneficial owner of a controlling interest in each of Cinema Aeropuerto and Frecuencia Modulada, may be deemed to beneficially own the shares of Common Stock held by each of Cinema Aeropuerto and Frecuencia Modulada.

The above percentages are based on the 10,991,100 shares of Class A common stock and 33,000,000 shares of Class B common stock reported as outstanding on the Issuer’s Form 8-K filed on April 4, 2013.

(b)	The Reporting Persons have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 6,180,627 shares of Common Stock owned by Cinema Aeropuerto.

(c)
Except for the acquisition of Common Stock pursuant to the Merger Agreement, as described in Item 3 of this Schedule 13D, no other transactions in securities of the Issuer have been effected by the Reporting Persons during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 22, 2013, in connection with the execution of the Merger Agreement, the Issuer entered into the Registration Rights Agreement with certain parties, including the Cinema Aeropuerto. If requested properly under the terms of the Registration Rights Agreement, Cinema Aeropuerto and certain other stockholders have the right to require the Issuer to register the offer and sale of all or some of its Class A common stock (including upon conversion of their Class B common stock and exercise of their warrants) under the Securities Act of 1933 in certain circumstances and also have the right to include those shares in a registration initiated by the Issuer.

On January 22, 2013, the Issuer entered into a Lock-up Agreement with certain parties, including the Cinema Aeropuerto. The investors subject to the Lock-up Agreement and their permitted transferees may not transfer (i) all or any portion of their shares of Class A common stock and Class B common stock (including any shares of Class A common stock that may be received upon exercise of warrants) for a period of one year following the date of the Merger Agreement, subject to certain exceptions and (ii) any warrants for a period of 30 days following the date of the Merger Agreement.

In addition, Cinema Aeropuerto has the right to appoint two directors to the board of directors of the Issuer under the Merger Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit A – Registration Rights Agreement

Exhibit B – Lock-up Agreement

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 15, 2013.

Cinema Aeropuerto, S.A. de C.V.

By: /s/ Ernesto Vargas Guajardo
Name: Joaquin Vargas Guajardo
Title: Attorney-in-fact

Grupo Frecuencia Modulada Televisión, S.A. de C.V.

By: /s/ Ernesto Vargas Guajardo
Name: Joaquin Vargas Guajardo
Title: Attorney-in-fact

Grupo MVS, S.A. de C.V.

By: /s/ Ernesto Vargas Guajardo
Name: Joaquin Vargas Guajardo
Title: Attorney-in-fact

EXHIBIT A

Registration Rights Agreement

Exhibit 10.2
EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT
among

HEMISPHERE MEDIA GROUP, INC.
and
certain holders identified herein

Dated: January 22, 2013

i

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT, January 22, 2013 (as may be amended, supplemented, or modified from time to time in accordance with the terms hereof, this “Agreement”), among Hemisphere Media Group, Inc., a Delaware corporation (the “Company”), InterMedia Partners VII, L.P. (“IMP”), InterMedia Cine Latino, LLC (“IM Cine” and, together with IMP, the “IM Investors”), Cinema Aeropuerto, S.A. de C.V. (“Cinema Aeropuerto”), James M. McNamara (“McNamara” and together with Cinema Aeropuerto, the “CA Investors”), Azteca Acquisition Holdings, LLC, Brener International Group, LLC, Juan Pablo Alban, Alfredo Elias Ayub, John Engleman and Clive Fleissig (collectively, the “Sponsor Investors” and together with the IM Investors and the CA Investors, the “Investors”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in Section 1.

R E C I T A L S :

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Azteca Acquisition Corporation, a Delaware corporation (“Azteca”), InterMedia Español Holdings, LLC, a Delaware limited liability company (“WAPA”), Cine Latino, Inc., a Delaware corporation (“Cine”), Hemisphere Merger Sub I, LLC, a Delaware limited liability company (“IM Merger Sub”), Hemisphere Merger Sub II, Inc., a Delaware corporation (“Azteca Merger Sub”) and Hemisphere Merger Sub III, Inc., a Delaware corporation (“Cine Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which (i) IM Merger Sub will be merged with and into WAPA (the “WAPA Merger”), (ii) Cine Merger Sub will be merged with and into Cine (the “Cinelatino Merger”) and (iii) Azteca Merger Sub will be merged with and into Azteca (the “Azteca Merger” and together with the WAPA Merger and the Cinelatino Merger, the “Mergers”). As a result, Azteca, WAPA and Cine will each become indirect wholly owned subsidiaries of the Company.

WHEREAS, at the effective time of the Mergers, among other things, (i) all shares of common stock of Azteca outstanding immediately prior to the consummation of the Mergers will be exchanged for an equal number of shares of Hemisphere Class A Common Stock, (ii) all shares of common stock of Cine outstanding immediately prior to the consummation of the Mergers will be exchanged for 12,567,538 shares of Hemisphere Class B Common Stock and cash equal to $3,808,345 in the aggregate and (iii) all membership units of WAPA outstanding immediately prior to the consummation of the Mergers will be exchanged for 20,432,462 shares of Hemisphere Class B Common Stock and cash equal to $1,191,655 in the aggregate;

WHEREAS, immediately prior to the effective time of the Mergers certain Sponsor Investors will own an aggregate of 2,333,334 Azteca post-amendment warrants (i.e., warrants to purchase 1,166,667 shares of Azteca common stock) (the “Sponsor Warrants”).

WHEREAS, at the effective time of the Mergers, all of the Azteca warrants outstanding immediately prior to the effective time shall cease to represent a right to acquire

Azteca common stock and shall automatically be converted into a right to acquire shares of Hemisphere Class A Common Stock;

WHEREAS, at the effective time of the Mergers, Hemisphere will sell to the IM Investors and the CA Investors an aggregate of 2,333,334 warrants (i.e. warrants to purchase 1,166,667 shares of Hemisphere Class A Common Stock) (the “Seller Warrants” and together with the Sponsor Warrants, the “Warrants”);

WHEREAS, the Company and the Investors desire to enter into this Agreement to provide the Investors with certain rights relating to the registration of sales of shares of Common Stock to be received by them, whether pursuant to the Mergers or otherwise, and any other securities that fall within the definition of “Registrable Securities” hereunder; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.           Definitions and Interpretation.

(a)            Certain Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“Agreement” has the meaning set forth in the Preamble.

“Affiliate” means any Person who is an “affiliate” as defined in Rule 12b-2 promulgated under the Exchange Act.

“Approved Underwriter” has the meaning set forth in Section 3(f).

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 promulgated under the Securities Act.

“Azteca” has the meaning set forth in the Recitals.

“Azteca Merger” has the meaning set forth in the Recitals.

“Azteca Merger Sub” has the meaning set forth in the Recitals.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by law or executive order to close.

“CA Holders” means the CA Investors and their permitted Holders.

“Cine” has the meaning set forth in the Recitals.

“Cine Merger” has the meaning set forth in the Recitals.

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“Cine Merger Sub” has the meaning set forth in the Recitals.

“Cinema Aeropuerto” has the meaning set forth in the Preamble.

“Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company or any other capital stock of the Company (or any successor entity) into which such stock is reclassified or reconstituted and any other common stock of the Company (or any successor entity).

“Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Company or any other capital stock of the Company (or any successor entity) into which such stock is reclassified or reconstituted and any other common stock of the Company (or any successor entity).

“Closing Price” means, with respect to the Registrable Securities, as of the date of determination, (i) if the Registrable Securities are listed on a national securities exchange, the closing price per share of a Registrable Security officially reported on the principal national securities exchange on which the Registrable Securities are then listed or admitted to trading; or (ii) if the Registrable Securities are not then listed or admitted to trading on any national securities exchange, the average of the reported closing bid and asked prices of the Registrable Securities on such date on the principal over the counter market on which the Registrable Securities are traded; or (iii) if neither of clause (i) or (ii) is applicable, a market price per share determined in good faith by the disinterested members of the Board of Directors or, if such determination is not satisfactory to the Holder for whom such determination is being made, by a nationally recognized investment banking firm mutually selected by the Company and such Holder, the expenses for which shall be borne equally by the Company and such Holder. If trading is conducted on a continuous basis on any exchange, then the closing price shall be at 4:00 P.M. New York City time.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the Class A Common Stock and Class B Common Stock.

“Company” has the meaning set forth in the Preamble.

“Company Underwriter” has the meaning set forth in Section 4(a).

“Contemporaneous Company Offering” has the meaning set forth in Section 5(b).

“Demand Registration” has the meaning set forth in Section 3(a).

“Determination Date” has the meaning set forth in Section 5(f).

“Disclosure Package” means, with respect to any offering of securities, (i) the preliminary Prospectus, (ii) each Free Writing Prospectus and (iii) all other information, in each case, that is deemed, under Rule 159 promulgated under the Securities Act, to have been

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conveyed to purchasers of securities at the time of sale of such securities (including a contract of sale).

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations of the Commission promulgated thereunder.

“Existing Sponsors Registration Rights Agreement” means that certain Registration Rights Agreement dated as of June 29, 2011 by and among Azteca and the parties named therein.

“Extension Shelf” has the meaning set forth in Section 5(a)(ii).

“FINRA” means the Financial Industry Regulatory Authority.

“Free Writing Prospectus” means any “free writing prospectus” as defined in Rule 405 promulgated under the Securities Act.

“Hedging Counterparty” means a broker-dealer registered under Section 15(b) of the Exchange Act or an Affiliate thereof.

“Hedging Transaction” means any transaction involving a security linked to the Registrable Class Securities or any security that would be deemed to be a “derivative security” (as defined in Rule 16a-1(c) promulgated under the Exchange Act) with respect to the Registrable Class Securities or transaction (even if not a security) which would (where it a security) be considered such a derivative security, or which transfers some or all of the economic risk of ownership of the Registrable Class Securities, including any forward contract, equity swap, put or call, put or call equivalent position, collar, non-recourse loan, sale of exchangeable security or similar transaction. For the avoidance of doubt, the following transactions shall be deemed to be Hedging Transactions:

(i)           transactions by a Holder in which a Hedging Counterparty engages in short sales of Registrable Class Securities pursuant to a Prospectus and may use Registrable Securities to close out its short position;

(ii)           transactions pursuant to which a Holder sells short Registrable Class Securities pursuant to a Prospectus and delivers Registrable Securities to close out its short position;

(iii)           transactions by a Holder in which the Holder delivers, in a transaction exempt from registration under the Securities Act, Registrable Securities to the Hedging Counterparty who will then publicly resell or otherwise transfer such Registrable Securities pursuant to a Prospectus or an exemption from registration under the Securities Act; and

(iv)           a loan or pledge of Registrable Securities to a Hedging Counterparty who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares, in each case, in a public transaction pursuant to a Prospectus.

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“Holder” means the Investors and any Permitted Transferee (as defined in the Merger Lock-Up Agreement) thereof to whom Registrable Securities are transferred in accordance with Section 9(g) other than a transferee to whom Registrable Securities have been transferred pursuant to a Registration Statement under the Securities Act or Rule 144 or Regulation S promulgated under the Securities Act.

“Holder Free Writing Prospectus” means each Free Writing Prospectus prepared by or on behalf of the relevant Holder or used or referred to by such Holder in connection with the offering of Registrable Securities.

“Holders’ Counsel” has the meaning set forth in Section 7(a)(i).

“IM Cine” has the meaning set forth in the Preamble.

“IM Holders” means the IM Investors and their permitted Holders.

“IM Investors” has the meaning set forth in the Preamble.

“IM Merger Sub” has the meaning set forth in the Recitals.

“IMP” has the meaning set forth in the Preamble.

“Incidental Registration” has the meaning set forth in Section 4(a).

“Indemnified Party” has the meaning set forth in Section 8(c).

“Indemnifying Party” has the meaning set forth in Section 8(c).

“Initial Expiration Date” has the meaning set forth in Section 5(a)(ii).

“Initiating Holder” has the meaning set forth in Section 3(a).

“Inspectors” has the meaning set forth in Section 7(a)(viii).

“Investors” has the meaning set forth in the Preamble.

“Liability” has the meaning set forth in Section 8(a).

“Lock-up Agreements” has the meaning set forth in Section 6(a).

“Long-Form Registration” has the meaning set forth in Section 3(a).

“Market Price” means, on any date of determination, the average of the daily Closing Price of the Registrable Securities for the immediately preceding 30 days on which the national securities exchanges are open for trading.

“McNamara” has the meaning set forth in the Preamble.

“Merger Agreement” has the meaning set forth in Recitals.

5

“Merger Lock-Up Agreement” means that certain Lock-Up Agreement dated as of the date hereof, as may be amended, among the Company, WAPA, Cine, the parties identified as the IM Investors, the Cine Investors and the Azteca Investors therein and attached as Exhibit C to the Merger Agreement.

“Mergers” has the meaning set forth in Recitals.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Prospectus” means any “prospectus” as defined in Rule 405 promulgated under the Securities Act, including any amendment or supplement thereto.

“Records” has the meaning set forth in Section 7(a)(viii).

“Registrable Class Securities” means the Registrable Securities and any other securities of the Company that are of the same class as the relevant Registrable Securities.

“Registrable Securities” means each of the following: (i) any and all shares of Class A Common Stock owned after the date hereof by the Holders (irrespective of when acquired) and any shares of Class A Common Stock issuable or issued upon exercise, conversion or exchange of other securities of the Company, including the Class B Common Stock and the Warrants; (ii) any Warrants held by the Investors as of the effective time of the Mergers and (iii) any shares of Class A Common Stock or Warrants of the Company issued in respect of the shares of Common Stock issued or issuable to any of the Holders with respect to the Registrable Securities by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise and any shares of Class A Common Stock issuable upon conversion, exercise or exchange thereof.

“Registration Expenses” has the meaning set forth in Section 7(d).

“Registration Statement” means a registration statement filed pursuant to the Securities Act, including an Automatic Shelf Registration Statement.

“Requested Shelf Registered Securities” has the meaning set forth in Section 5(b).

“Seasoned Issuer” means an issuer eligible to use Form S-3 or F-3 under the Securities Act for a primary offering in reliance on General Instruction I.B.1 to those Forms.

“S-1 Shelf Registration” has the meaning set forth in Section 5(a)(ii).

“S-1 Shelf Extension Period” has the meaning set forth in Section 5(a)(ii).

“S-1 Shelf Initial Registration Period” has the meaning set forth in Section 5(a)(ii).

6

“Securities Act” means the Securities Act of 1933 and the rules and regulations of the Commission promulgated thereunder.

“Shelf Initiating Holders” has the meaning set forth in Section 5(a)(i).

“Shelf Registered Securities” means, with respect to a Shelf Registration, any Registrable Securities whose sale is registered pursuant to the Registration Statement filed in connection with such Shelf Registration.

“Shelf Registration” has the meaning set forth in Section 5(a)(i).

“Shelf Requesting Holder” has the meaning set forth in Section 5(b).

“Short-Form Registration” has the meaning set forth in Section 3(a).

“Sponsor Holders” means the Sponsor Investors and their permitted Holders.

“Sponsor Investors” has the meaning set forth in the Preamble.

“Sponsor Requesting Investors” has the meaning set forth in Section 5(a)(ii).

“Transfer” means, with respect to any security, the offer for sale, sale, pledge, transfer or other disposition or encumbrance (or any transaction or device that is designed to or could be expected to result in the transfer or the disposition by any Person at any time in the future) of such security, and shall include the entering into of any swap, hedge or other derivatives transaction or other transaction that transfers to another in whole or in part any rights, economic benefits or risks of ownership, including by way of settlement by delivery of such security or other securities in cash or otherwise.

“underwritten public offering” of securities means a public offering of such securities registered under the Securities Act in which an underwriter, placement agent or other intermediary participates in the distribution of such securities, including a Hedging Transaction in which a Hedging Counterparty participates.

“Valid Business Reason” has the meaning set forth in Section 3(b).

“Valid Business Reason Extension Period” has the meaning set forth in Section 5(c).

“WAPA” has the meaning set forth in the Recitals.

“WAPA Merger” has the meaning set forth in the Recitals.

“Warrants” has the meaning set forth in the Recitals.

“Well-Known Seasoned Issuer” means a “well-known seasoned issuer” as defined in Rule 405 promulgated under the Securities Act and which (i) is a “well-known seasoned issuer” under paragraph (1)(i)(A) of such definition or (ii) is a “well-known seasoned issuer” under paragraph (1)(i)(B) of such definition and is also eligible to register a primary offering of

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its securities relying on General Instruction I.B.1 of Form S-3 or Form F-3 under the Securities Act.

(b)           Interpretation. Unless otherwise noted:

(i)           All references to laws, rules, regulations and forms in this Agreement shall be deemed to be references to such laws, rules, regulations and forms, as amended from time to time or, to the extent replaced, the comparable successor thereto in effect at the time.

(ii)           All references to agencies, self-regulatory organizations or governmental entities in this Agreement shall be deemed to be references to the comparable successor thereto.

(iii)           All references to agreements and other contractual instruments shall be deemed to be references to such agreements or other instruments as they may be amended from time to time.

(iv)           Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

2.            General; Securities Subject to this Agreement.

(a)            Grant of Rights. Subject to, and conditioned upon, the consummation of the Mergers, the Company hereby grants registration rights to the Holders upon the terms and conditions set forth in this Agreement.

(b)            Registrable Securities. For the purposes of this Agreement, any given Registrable Securities will cease to be Registrable Securities when (i) a Registration Statement covering such Registrable Securities has been declared effective under the Securities Act by the Commission and such Registrable Securities have been disposed of pursuant to such effective Registration Statement, (ii) such Registrable Securities have been sold pursuant to Rule 144 promulgated under the Securities Act, (iii) such Holder (together with any other person who would be considered a “person” with such Holder under Rule 144(a)(2) and any person whose Common Stock would be aggregated with such Holder for purposes of Rule 144(e)) owning such Registrable Securities owns less than 1% of the outstanding shares of Common Stock on a fully diluted basis, (iv) the Registrable Securities are proposed to be sold or distributed by a Person not entitled to the registration rights granted by this Agreement, or (v) such Registrable Securities are no longer outstanding.

(c)            Holders of Registrable Securities. A Person is deemed to be a holder of Registrable Securities whenever such Person owns of record or beneficially owns Registrable Securities, or holds an option granted by the Company to purchase, or a security issued by the Company that is convertible into, or exercisable or exchangeable for, Registrable Securities whether or not such purchase, conversion, exercise or exchange has actually been effected. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company may act upon the basis of the

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instructions, notice or election received from the registered owner of such Registrable Securities. Registrable Securities issuable upon exercise of an option granted by the Company or upon conversion, exercise or exchange of another security issued by the Company shall be deemed outstanding for the purposes of this Agreement.

3.            Demand Registration.

(a)            Request for Demand Registration. At any time, and from time to time, (i) IM Holders holding at least a majority of the outstanding Registrable Securities held by the IM Holders (the “Initiating IM Holders”) may make a written request to the Company to register, and the Company shall register, in accordance with the terms of this Agreement, the sale of the number of Registrable Securities stated in such request under the Securities Act (other than pursuant to a Registration Statement on Form S-4 or S-8), at the election of the Initiating IM Holders, on Form S-1 or any similar long-form registration (a “Long-Form Registration”) and (ii) (x) the Initiating IM Holders, (y) CA Holders holding at least a majority of the outstanding Registrable Securities held by the CA Holders (the “Initiating CA Holders”) or (z) Sponsor Holders holding at least a majority of the outstanding Registrable Securities held by the Sponsor Holders (the “Initiating Sponsor Holders” and the Initiating Sponsor Holders, the Initiating IM Holders, or the Initiating CA Holders, individually as applicable, the “Initiating Holders”) may make a written request to the Company to register, and the Company shall register, in accordance with the terms of this Agreement, the sale of the number of Registrable Securities stated in such request under the Securities Act on Form S-3 or any similar short-form registration (other than a Shelf Registration), if such a short-form is then available to the Company (a “Short-Form Registration” and, together with a Long-Form Registration, a “Demand Registration”); provided, however, that the Company shall not be obligated to effect (A) more than three such Long-Form Registrations for such Initiating IM Holder(s) and (B) a Demand Registration if the applicable Initiating Holders propose to sell their Registrable Securities at an anticipated aggregate offering price (calculated based upon the Market Price of the Registrable Securities on the date of filing of the Registration Statement with respect to such Registrable Securities and including any Registrable Securities subject to any applicable over-allotment option) to the public of less than (x) $10,000,000.00 in the case of a Long-Form Registration or (y) $5,000,000.00 in the case of a Short-Form Registration. For purposes of the preceding sentence, two or more Registration Statements filed in response to one demand for a Long-Form Registration shall be counted as one Long-Form Registration. Each request for a Demand Registration by any Initiating Holders shall state the amount of the Registrable Securities proposed to be included and the intended method of disposition thereof. Each of the Initiating IM Holders, the Initiating CA Holders and the Initiating Sponsor Holders, as the case may be, shall be entitled to no more than one Short-Form Registration every six months.

(b)            Limitations on Demand Registrations. If the Board of Directors, in its good faith judgment, determines that any registration of Registrable Securities should not be made or continued because it would materially interfere with any material financing, acquisition, corporate reorganization or merger or other material transaction involving the Company or is necessary to avoid premature disclosure of a matter the Board of Directors has determined would not be in the best interests of the Company to be disclosed at such time, including any registration of Registrable Securities that is requested or continuing at a time during a “blackout period” in accordance with the Company’s trading policies or at such time that any Initiating

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Holder may be deemed to hold material non-public information regarding the Company, due to such person’s status as a director or officer of the Company, or otherwise (a “Valid Business Reason”), (i) the Company may postpone filing a Registration Statement relating to a Demand Registration until such Valid Business Reason no longer exists, and (ii) in case a Registration Statement has been filed relating to a Demand Registration, the Company, upon the approval of a majority of the Board of Directors, may postpone amending or supplementing such Registration Statement and, if determined by the Board of Directors to be in the best interests of the Company, may cause such Registration Statement to be withdrawn and its effectiveness terminated. The Company shall give written notice to all participating Holders of its determination to postpone or withdraw a Registration Statement and of the fact that the Valid Business Reason for such postponement or withdrawal no longer exists, in each case, promptly after the occurrence thereof. If the Company gives notice of its determination to postpone or withdraw a Registration Statement pursuant to this Section 3(b), the Company shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement (including, in the case of a Long-Form Registration, the period referred to in the second sentence of Section 3(d)) by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 3(b) to and including the date when sellers of such Registrable Securities under such Registration Statement shall have received the copies of the supplemented or amended Prospectus contemplated by and meeting the requirements of Section 7(a)(vi). Notwithstanding anything to the contrary contained herein, the Company may not withdraw a filing under this Section 3(b) or Section 5(c) due to a Valid Business Reason more than once in any 12 month period, and may not postpone an offering under this Section 3(b) or Section 5(c) due to a Valid Business Reason for a period of greater than 120 days during any 12-month period.

(c)            Incidental or “Piggy-Back” Rights with Respect to a Demand Registration. Any Holder which has not requested the relevant Demand Registration under Section 3(a) may offer such Holder’s Registrable Securities under any such Demand Registration pursuant to this Section 3(c). The Company shall (i) as promptly as reasonably practicable but in no event later than five days after the receipt of a request for a Demand Registration from any Initiating Holders, give written notice thereof to all of the Holders (other than such Initiating Holders), which notice shall specify the number of Registrable Securities subject to the request for Demand Registration, whether such Demand Registration is a Short-Form Registration or Long-Form Registration, the names and notice information of the Initiating Holders and the intended method of disposition of such Registrable Securities and (ii) subject to Section 3(f), include in the Registration Statement filed pursuant to such Demand Registration all of the Registrable Securities requested by such Holders for inclusion in such Registration Statement from whom the Company has received a written request for inclusion therein within 10 days after the receipt by such Holders of such written notice referred to in clause (i) above. Each such request by such Holders shall specify the number of Registrable Securities proposed to be registered and such Holder shall send a copy of such request to the Initiating Holders. The failure of any Holder to respond within such 10-day period referred to in clause (ii) above shall be deemed to be a waiver of such Holder’s rights under this Section 3(c) with respect to such Demand Registration. Any Holder may waive its rights under this Section 3(c) prior to the expiration of such 10-day period by giving written notice to the Company, with a copy to the Initiating Holders. If a Holder sends the Company a written request for inclusion of part or all of such Holder’s Registrable Securities in a registration, such Holder shall not be entitled to withdraw or revoke such request (except as

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contemplated by Section 3(f)) without the prior written consent of the Company in the Company’s sole discretion unless, as a result of facts or circumstances arising after the date on which such request was made relating to the Company or to market conditions, such Holder reasonably determines that participation in such registration would have a material adverse effect on such Holder.

(d)            Effective Demand Registration. The Company shall use its reasonable best efforts to cause any such Demand Registration to become effective within (i) 90 days after it receives a request under Section 3(a) for a Long-Form Registration and (ii) 45 days after it receives a request under Section 3(a) for a Short-Form Registration, and in each case to remain effective thereafter. A registration shall not constitute a Demand Registration until it has become effective and remains continuously effective for the lesser of (A) the period during which all Registrable Securities registered in Demand Registration are sold and (B) 120 days; provided, however, that a registration shall not constitute a Demand Registration if (x) after such Demand Registration has become effective, such registration or the related offer, sale or distribution of Registrable Securities thereunder is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency, court or other Person for any reason not attributable to the Initiating Holders and such interference is not thereafter eliminated or (y) the conditions specified in the underwriting agreement, if any, entered into in connection with such Demand Registration are not satisfied or waived, other than by reason of a failure by the Initiating Holders.

(e)           Expenses. The Company shall pay all Registration Expenses in connection with a Demand Registration, whether or not such Demand Registration becomes effective; provided, however, that in no event shall the Company be responsible for the expenses of any Holder who voluntarily withdraws Registrable Securities from any registration or offering (except as contemplated by Section 3(f)) or was required to withdraw such Registrable Securities as a result of a breach, or failure to satisfy any condition, of this Agreement.

(f)            Underwriting Procedures. If the Company or the Initiating IM Holders, the Initiating CA Holders or the Initiating Sponsor Holders, as the case may be, holding a majority of the Registrable Securities held by all of the applicable Initiating Holders so elect, the Company shall use its reasonable best efforts to cause the offering made pursuant to such Demand Registration to be in the form of a firm commitment underwritten public offering if the anticipated aggregate offering price (calculated based upon the Market Price of the Registrable Securities on the date of such written request and including any Registrable Securities subject to any applicable over-allotment option) to the public equals or exceeds $10,000,000.00 (including causing to be produced and filed any necessary Prospectuses or Prospectus supplements with respect to such offering), and the managing underwriter or underwriters for such offering shall be an investment banking firm or firms of national reputation selected to act as the managing underwriter or underwriters of the offering in accordance with Section 3(g) (each, an “Approved Underwriter”). In connection with any Demand Registration under this Section 3 involving an underwritten public offering, none of the Registrable Securities held by any Holder making a request for inclusion of such Registrable Securities pursuant to Section 3(c) shall be included in such underwritten public offering unless such Holder accepts the terms of the offering as agreed upon by the Company, the applicable Initiating Holders and the Approved Underwriters, and then only in such quantity as will not, in the opinion of the Approved Underwriters, jeopardize

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the success of such offering by the applicable Initiating Holders. If the Approved Underwriters advise the Company that the aggregate amount of such Registrable Securities requested to be included in such offering is sufficiently large to have a material adverse effect on the success of such offering, then the Company shall include in such registration only the aggregate amount of Registrable Securities that the Approved Underwriters believe may be sold without any such material adverse effect and shall reduce the amount of Registrable Securities to be included in such registration, first, as to the equity securities offered by the Company for its own account; second, as to the Registrable Securities of Holders who are not Initiating Holders, as a group, if any, pro rata within such group based on the number of Registrable Securities owned by each such party; and third, as to the Registrable Securities of the Initiating Holders, as a group, pro rata within such group based on the number of Registrable Securities owned by each such party; provided, however, that any party whose right to participate in such offering is reduced by greater than thirty percent (30%) may withdraw all of its Registrable Securities from such registration.

(g)            Selection of Underwriters in a Demand Registration. If an offering of Registrable Securities made pursuant to any Demand Registration is in the form of an underwritten public offering, the applicable Initiating Holders holding a majority of the Registrable Securities held by all of the applicable Initiating Holders shall select the Approved Underwriters; provided, however, that the Approved Underwriters shall, in any case, also be reasonably acceptable to the Company.

4.            Incidental or “Piggy-Back” Registration.

(a)           Request for Incidental or “Piggy-Back” Registration. If the Company proposes to file a Registration Statement with respect to an offering by the Company for its own account (other than a Registration Statement on Form S-4 or S-8) or for the account of any stockholder of the Company (other than for the account of any Holder pursuant to Section 3 or Section 5), then the Company shall give written notice of such proposed filing to each of the Holders at least 10 days before the anticipated filing date, and such notice shall describe the proposed registration, offering price (or reasonable range thereof) and distribution arrangements, and offer such Holders the opportunity to include for sale the number of Registrable Securities as each such Holder may request (an “Incidental Registration”). In connection with any Incidental Registration under this Section 4(a) involving an underwritten public offering, the Company shall use its reasonable best efforts (within 10 days after the notice provided for in the preceding sentence) to cause the managing underwriter or underwriters (the “Company Underwriter”) to permit each of the Holders who has requested in writing to participate in the Incidental Registration to include the number of such Holder’s Registrable Securities specified by such Holder in such offering on the same terms and conditions as the securities of the Company or for the account of such other stockholder, as the case may be, included therein. In connection with any Incidental Registration under this Section 4(a) involving an underwritten public offering, the Company shall not be required to include any Registrable Securities in such underwritten public offering unless the Holders thereof accept the terms of the underwritten public offering as agreed upon between the Company, such other stockholders, if any, and the Company Underwriter, and then only in such quantity as the Company Underwriter believes will not jeopardize the success of the offering by the Company. If the Company Underwriter advises the Company that the registration of all or part of the Registrable Securities which the Holders have requested to be

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included would materially adversely affect the success of such offering, then the Company shall include in such Incidental Registration only the aggregate amount of Registrable Securities that the Company Underwriter believes may be sold without any such material adverse effect and shall include in such registration, first, all of the securities to be offered for the account of the Company; second, the Registrable Securities to be offered for the account of the Holders pursuant to this Section 4, as a group, pro rata based on the number of Registrable Securities owned by each such Holder; and third, any other securities requested to be included in such offering by other security holders of the Company, pro rata based on the number of relevant securities owned by the security holders in such group.

(b)           Expenses. The Company shall bear all Registration Expenses in connection with any Incidental Registration pursuant to this Section 4, whether or not such Incidental Registration becomes effective; provided, however, that in no event shall the Company be responsible for the expenses of any Holder who voluntarily withdraws Registrable Securities from any registration or offering (except as contemplated by Section 3(f)) or was required to withdraw such Registrable Securities as a result of a breach, or failure to satisfy any condition, of this Agreement.

(c)            Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it prior to the effectiveness of such registration whether or not any Holder has requested to include Registrable Securities in such registration.

5.           Shelf Registration.

(a)            Request for Shelf Registration. (i) Upon the Company becoming eligible for use of Form S-3 under the Securities Act in connection with a secondary public offering of its equity securities, in the event that the Company shall receive from one or more of the Holders (the “Shelf Initiating Holders”), a written request that the Company register, under the Securities Act on Form S-3 in an offering on a delayed or continuous basis pursuant to Rule 415 promulgated under the Securities Act (a “Shelf Registration”), the sale by the Shelf Initiating Holders of at least $5,000,000.00 of Registrable Securities owned by such Shelf Initiating Holders, the Company shall give written notice of such request to all of the Holders (other than the Shelf Initiating Holders) as promptly as reasonably practicable but in no event later than 10 days before the anticipated filing date of such Form S-3, and such notice shall describe the proposed Shelf Registration, the intended method of disposition of such Registrable Securities and any other information that at the time would be appropriate to include in such notice, and offer such Holders the opportunity to include for sale the number of Registrable Securities as each such Holder may request in writing to the Company, given within 10 days after their receipt from the Company of the written notice of such Shelf Registration. The “Plan of Distribution” section of such Form S-3 shall permit all lawful means of disposition of Registrable Securities, including firm-commitment underwritten public offerings, block trades, agented transactions, sales directly into the market, purchases or sales by brokers, Hedging Transactions, distributions to stockholders, partners or members of such Holders and sales not involving a public offering. With respect to each Shelf Registration, the Company shall (i) as promptly as reasonably practicable after the written request of the Shelf Initiating Holders, file a Registration Statement and (ii) use its reasonable best efforts to cause such Registration Statement to be declared

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effective within 45 days after it receives a request therefor, and remain effective until there are no longer any Shelf Registered Securities. The obligations set forth in this Section 5(a) shall not apply if the Company has a currently effective Automatic Shelf Registration Statement covering all Registrable Securities in accordance with Section 5(f) and has otherwise complied with its obligations pursuant to this Agreement.

(ii)           Prior to the Company becoming eligible for use of Form S-3 under the Securities Act in connection with a secondary offering of its equity securities, and subject to the Merger Lock-up Agreement, in the event that the Company shall receive from the Sponsor Investors holding at least a majority of the outstanding Registrable Securities held by the Sponsor Investors (the “Sponsor Requesting Investors”), a written request that the Company register, under the Securities Act on Form S-1 in an offering on a delayed or continuous basis pursuant to Rule 415 promulgated under the Securities Act (an “S-1 Shelf Registration”) the sale by the Sponsor Requesting Investors of Registrable Securities owned by such Sponsor Requesting Investors, the Company shall (i) as promptly as reasonably practicable after such written request of the Sponsor Requesting Investors, file a Registration Statement on Form S-1 and (ii) use its reasonable best efforts to cause such Registration Statement to be declared effective within 90 days after it receives the request therefor. The Company shall use its reasonable best efforts to keep such Registration Statement effective until the date that is 30 days following such first date of effectiveness (as such 30 day period may be extended pursuant to Section 5(c), the “S-1 Shelf Initial Registration Period”). Subject to Section 5(d), in the event the Company shall receive from the Sponsor Requesting Investors a written request prior to the expiration of the S-1 Shelf Initial Registration Period to extend such 30-day period, the Company shall use its reasonable best efforts to keep such Registration Statement effective for an aggregate of 60 days from such first date of effectiveness (i.e., an additional 30 days following the S-1 Shelf Initial Registration Period) (as such additional 30-day period may be extended pursuant to Section 5(c), the “S-1 Shelf Extension Period”). The Sponsor Requesting Investors shall be entitled to no more than one S-1 Shelf Registration. Any stock sold by the Sponsor Requesting Investors pursuant to an S-1 Shelf Registration shall not be sold pursuant to an underwritten public offering.

(b)           Shelf Underwriting Procedures. Solely with respect to Section 5(a)(i), upon written request made from time to time by a Holder of some or all of such Holder’s Self Registered Securities (the “Shelf Requesting Holder”), which request shall, subject to Section 5(a)(i), specify the amount of such Shelf Requesting Holder’s Shelf Registered Securities to be sold (the “Requested Shelf Registered Securities”), the Company shall use its reasonable best efforts to cause the sale of such Requested Shelf Registered Securities to be in the form of a firm commitment underwritten public offering (unless otherwise consented to by the Shelf Requesting Holder) if the anticipated aggregate offering price (calculated based upon the Market Price of the Registrable Securities on the date of such written request and including any Registrable Securities subject to any applicable over-allotment option) to the public equals or exceeds $10,000,000.00 (including causing to be produced and filed any necessary Prospectuses or Prospectus supplements with respect to such offering). The managing underwriter or underwriters selected for such offering shall be selected by the Shelf Requesting Holder and shall be reasonably acceptable to the Company, and each such underwriter shall be deemed to be an Approved Underwriter with respect to such offering. Notwithstanding the foregoing, in connection with any offering of Requested Shelf Registered Securities involving an

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underwritten public offering that occurs or is scheduled to occur within 45 days of a proposed registered underwritten public offering of equity securities for the Company’s own account (a “Contemporaneous Company Offering”), the Company shall not be required to cause such offering of Requested Shelf Registered Securities to take the form of an underwritten public offering but shall instead offer the Shelf Requesting Holder the ability to include its Requested Shelf Registered Securities in the Contemporaneous Company Offering pursuant to Section 4.

(c)            Limitations on Shelf Registrations. If the Board of Directors has a Valid Business Reason, (i) the Company may postpone filing a Registration Statement relating to a Shelf Registration or an S-1 Shelf Registration until such Valid Business Reason no longer exists and (ii) in case a Registration Statement has been filed relating to a Shelf Registration or an S-1 Shelf Registration, the Company may postpone the offering of Registrable Securities thereunder or withdraw such Registration Statement. The Company shall give written notice to all participating Holders of its determination to so suspend required registration actions and of the fact that the Valid Business Reason for such postponement or withdrawal no longer exists, in each case, promptly after the occurrence thereof. The Company may not cause a withdrawal of a Registration Statement due to a Valid Business Reason under this Section 5(c) more than once in any 12-month period, and the Company may not postpone an offering under this Section 5(c) due to a Valid Business Reason for a period of greater than 120 days during any 12-month period. If the Company gives notice of its determination to postpone or withdraw a Registration Statement pursuant to this Section 5(c) because the Board of Directors has a Valid Business Reason, the Company shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 5(c) to and including the date when sellers of such Registrable Securities under such Registration Statement shall have received the copies of the supplemented or amended Prospectus contemplated by and meeting the requirements of Section 7(a)(vi) (such number of days, the “Valid Business Reason Extension Period”), including, without duplication, in the case of an S-1 Shelf Registration, extension of the S-1 Shelf Initial Registration Period or the S-1 Shelf Extension Period, as the case may be, by the number of days constituting the Valid Business Reason Extension Period during which a Sponsor Requesting Investor may not sell its securities pursuant to the S-1 Shelf Registration due to the existence of a Valid Business Reason. In addition, the S-1 Shelf Initial Registration Period or the S-1 Shelf Extension Period, as the case may be, shall be extended by the number of days during which a Sponsor Requesting Investor may not sell its securities pursuant to the S-1 Shelf Registration prior to the filing of any Prospectus supplement or date of effectiveness of any post-effective amendment in compliance with the Company’s obligations under Section 7(a)(ii). A registration shall not constitute an S-1 Shelf Registration until it has become effective; provided, however, that a registration shall not constitute an S-1 Shelf Registration if after such S-1 Shelf Registration has become effective, such registration or the related offer, sale or distribution of Registrable Securities thereunder is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency, court or other Person for any reason not attributable to the Initiating Sponsor Investors and such interference is not thereafter eliminated.

(d)           Expenses. The Company shall bear all Registration Expenses in connection with any Shelf Registration or S-1 Shelf Registration pursuant to this Section 5, whether or not such Shelf Registration or S-1 Shelf Registration becomes effective; provided,

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however, that in no event shall the Company be responsible for the expenses of any Holder who voluntarily withdraws Registrable Securities from any registration or offering (except as contemplated by Section 3(f)) or was required to withdraw such Registrable Securities as a result of a breach, or failure to satisfy any condition, of this Agreement; provided, further that, the Sponsor Requesting Investors shall promptly reimburse the Company upon written request for all Registration Expenses borne by the Company in connection with any S-1 Shelf Registration during the S-1 Shelf Extension Period.

(e)           Additional Selling Stockholders. After the Registration Statement with respect to a Shelf Registration is declared effective, upon written request by one or more Holders (which written request shall specify the amount of such Holders’ Registrable Securities to be registered), the Company shall, as promptly as reasonably practicable after receiving such request, (i) if it is a Seasoned Issuer or Well-Known Seasoned Issuer, or if such Registration Statement is an Automatic Shelf Registration Statement, file a Prospectus supplement to include such Holders as selling stockholders in such Registration Statement or (ii) if it is not a Seasoned Issuer or Well-Known Seasoned Issuer, and the Registrable Securities requested to be registered represent more than 1% of the outstanding Registrable Securities, file a post-effective amendment to the Registration Statement to include such Holders in such Shelf Registration and use reasonable best efforts to have such post-effective amendment declared effective.

(f)           Automatic Shelf Registration. Upon the Company becoming a Well-Known Seasoned Issuer, (i) the Company shall give written notice to all of the Holders as promptly as reasonably practicable but in no event later than five Business Days thereafter, and such notice shall describe, in reasonable detail, the basis on which the Company has become a Well-Known Seasoned Issuer, and (ii) the Company shall, as promptly as reasonably practicable, register, under an Automatic Shelf Registration Statement, the sale of all of the Registrable Securities in accordance with the terms of this Agreement. The Company shall use its reasonable best efforts to file such Automatic Shelf Registration Statement within 10 Business Days after it becomes a Well-Known Seasoned Issuer, and to cause such Automatic Shelf Registration Statement to remain effective thereafter until there are no longer any Registrable Securities. The Company shall give written notice of filing such Registration Statement to all of the Holders as promptly as reasonably practicable thereafter. At any time after the filing of an Automatic Shelf Registration Statement by the Company, if it is reasonably likely that it will no longer be a Well-Known Seasoned Issuer as of a future determination date (the “Determination Date”), at least 30 days prior to such Determination Date, the Company shall (A) give written notice thereof to all of the Holders as promptly as reasonably practicable but in no event later than 10 Business Days prior to such Determination Date and (B) if the Company is eligible to file a Registration Statement on Form S-3 with respect to a secondary public offering of its equity securities, file a Registration Statement on Form S-3 with respect to a Shelf Registration in accordance with Section 5(a), treating all selling stockholders identified as such in the Automatic Shelf Registration Statement (and amendments or supplements thereto) as Shelf Requesting Holders and use all commercially reasonable efforts to have such Registration Statement declared effective prior to the Determination Date. Any registration pursuant to this Section 5(f) shall be deemed a Shelf Registration for purposes of this Agreement.

(g)            Not a Demand Registration. No Shelf Registration pursuant to this Section 5 shall be deemed a Demand Registration pursuant to Section 3.

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6.           Lock-up Agreements.

(a)            Demand Registration. With respect to any Demand Registration, the Company shall not effect any Transfer of Registrable Class Securities, or any securities convertible into or exchangeable or exercisable for Registrable Class Securities (except pursuant to a Registration Statement on Form S-4 or Form S-8), during the period beginning on the effective date of any Registration Statement in which the Holders are participating and ending on the date that is 120 days after date of the final Prospectus relating to such offering, except as part of such Demand Registration unless otherwise agreed between the Company and the managing underwriter in connection with an underwritten public offering. Upon request by the Approved Underwriters or the Company Underwriter (as the case may be), the Company shall, from time to time, enter into customary Lock-up agreements (“Lock-up Agreements”) on terms consistent with the preceding sentence.

(b)           Shelf Registration. With respect to any Shelf Registration and offering of Requested Shelf Registered Securities that takes the form of an underwritten public offering, the Company shall not (except as part of such offering) effect any Transfer of Registrable Class Securities, or any securities convertible into or exchangeable or exercisable for such Registrable Class Securities (except pursuant to a Registration Statement on Form S-4 or Form S-8), during the period beginning on the date the Shelf Requesting Holder delivers its request pursuant to the first sentence of Section 5(b) and ending on the date that is 90 days after date of the final Prospectus relating to such offering, except as part of such Shelf Registration. Upon request by the Approved Underwriters or the Company Underwriter (as the case may be), the Company shall, from time to time, enter into Lock-up Agreements on terms consistent with the preceding sentence.

(c)           Additional Lock-up Agreements. With respect to each relevant offering, the Company shall use its reasonable best efforts to cause all of its officers, directors and holders of more than 1% of the Registrable Class Securities (or any securities convertible into or exchangeable or exercisable for such Registrable Class Securities) (but excluding any Holder) to execute lock-up agreements that contain restrictions that are no less restrictive than the restrictions contained in the Lock-up Agreements executed by the Company.

(d)           Third Party Beneficiaries in Lock-up Agreements. Any Lock-up Agreements executed by the Company, its officers, its directors or other stockholders pursuant to this Section 6 shall contain provisions naming the selling stockholders in the relevant offering that are Holders as intended third-party beneficiaries thereof and requiring the prior written consent of such stockholders holding a majority of the Registrable Securities for any amendments thereto or waivers thereof.

7.           Registration Procedures.

(a)            Obligations of the Company. Whenever registration of Registrable Securities has been requested or required pursuant to Section 3, Section 4 or Section 5, the Company shall, subject to any terms, conditions or limitations set forth in Section 3, Section 4 or Section 5, as applicable, use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of distribution thereof as promptly

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as reasonably practicable, and in connection with any such request or requirement, the Company shall:

(i)           as soon as reasonably practicable, prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of such Registrable Securities in accordance with the intended method of distribution thereof, and cause such Registration Statement to become effective; provided, however, that (A) before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including any documents incorporated by reference therein), or before using any Free Writing Prospectus, the Company shall provide the single law firm selected as counsel by the Holders holding a majority of the Registrable Securities being registered in such registration (“Holders’ Counsel”) and any other Inspector with an adequate and appropriate opportunity to review and comment on such Registration Statement, each Prospectus included therein (and each amendment or supplement thereto), each document incorporated by reference therein and each Free Writing Prospectus to be filed with the Commission, subject to such documents being under the Company’s control, and (B) the Company shall notify the Holders’ Counsel and each seller of Registrable Securities pursuant to such Registration Statement of any stop order issued or threatened by the Commission and take all actions required to prevent the entry of such stop order or to remove it if entered;

(ii)           as soon as reasonably practicable, prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for: (x) the lesser of (A) 120 days and (B) such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold, in the case of a Registration Statement other than in connection with a Shelf Registration and an S-1 Shelf Registration, and (y) in the case of a Registration Statement in connection with an S-1 Shelf Registration, the S-1 Initial Shelf Registration Period and the S-1 Shelf Extension Period, as the case may be; provided, that in the case of a Shelf Registration, the Company shall keep such Registration Statement effective until all Registrable Securities covered by such Registration Statement shall have been sold, and shall comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;

(iii)           as soon as reasonably practicable, furnish to each seller of Registrable Securities, prior to filing a Registration Statement, at least one copy of such Registration Statement as is proposed to be filed, and thereafter such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the Prospectus included in such Registration Statement (including each preliminary Prospectus), any Prospectus filed pursuant to Rule 424 promulgated under the Securities Act and any Free Writing Prospectus as each such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

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(iv)            as soon as reasonably practicable, register or qualify such Registrable Securities under such other securities or “blue sky” laws of such jurisdictions as any seller of Registrable Securities may request, and to continue such registration or qualification in effect in such jurisdiction for as long as permissible pursuant to the laws of such jurisdiction, or for as long as any such seller requests or until all of such Registrable Securities are sold, whichever is shortest, and do any and all other acts and things which may be reasonably necessary or advisable to enable any such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller; provided, however, that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 7(a)(iv), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction;

(v)           as soon as reasonably practicable, notify each seller of Registrable Securities: (A) when a Prospectus, any Prospectus supplement, any Free Writing Prospectus, a Registration Statement or a post-effective amendment to a Registration Statement has been filed with the Commission, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective; (B) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement, related Prospectus or Free Writing Prospectus or for additional information; (C) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation or threatening of any proceedings for that purpose; (D) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceedings for such purpose; (E) of the existence of any fact or happening of any event of which the Company has knowledge which makes any statement of a material fact in such Registration Statement, related Prospectus or Free Writing Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or which would require the making of any changes in the Registration Statement, Prospectus or Free Writing Prospectus in order that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of such Prospectus or Free Writing Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (F) of the determination by counsel of the Company that a post-effective amendment to a Registration Statement is advisable;

(vi)           as soon as reasonably practicable, upon the occurrence of any event contemplated by Section 7(a)(v)(E) or, subject to Sections 3(b) and 5(c), the existence of a Valid Business Reason, as promptly as reasonably practicable, prepare a supplement or amendment to such Registration Statement, related Prospectus or Free Writing Prospectus and furnish to each seller of Registrable Securities a reasonable number of copies of such supplement to or an amendment of such Registration Statement, Prospectus or Free Writing Prospectus as may be necessary so that, after delivery to the

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purchasers of such Registrable Securities, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of such Prospectus or Free Writing Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(vii)           enter into and perform customary agreements (including underwriting and indemnification and contribution agreements in customary form with the Approved Underwriter or the Company Underwriter, as applicable) and take such other commercially reasonable actions as are required in order to expedite or facilitate each disposition of Registrable Securities and shall provide all reasonable cooperation, including causing appropriate officers to attend and participate in “road shows” and other information meetings organized by the Approved Underwriter or Company Underwriter, if applicable, and causing counsel to the Company to deliver customary legal opinions in connection with any such underwriting agreements;

(viii)           make available at reasonable times for inspection by any seller of Registrable Securities, any managing underwriter participating in any disposition of such Registrable Securities pursuant to a Registration Statement, Holders’ Counsel and any attorney, accountant or other agent retained by any such seller or any managing underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s and its subsidiaries’ officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspector in connection with such Registration Statement. Records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors (and the Inspectors shall confirm their agreement in writing in advance to the Company if the Company shall so request) unless (A) the disclosure of such Records is necessary, in the Inspector’s judgment, to avoid or correct a misstatement or omission in the Registration Statement, (B) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction after exhaustion of all appeals therefrom or (C) the information in such Records was known to the Inspectors on a non-confidential basis prior to its disclosure by the Company or has been made generally available to the public. Each seller of Registrable Securities agrees that it shall, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company’s expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

(ix)           if such sale is pursuant to an underwritten public offering, use its commercially reasonable best efforts to obtain a “cold comfort” letter or letters, dated as of such date or dates as the Holders’ counsel or the managing underwriter reasonably requests, from the Company’s independent public accountants in customary form and

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covering such matters of the type customarily covered by “cold comfort” letters as Holders’ Counsel or the managing underwriter reasonably requests;

(x)           furnish, at the request of any seller of Registrable Securities on the date such securities are delivered to the underwriters for sale pursuant to such registration or, if such securities are not being sold through underwriters, on the date the Registration Statement with respect to such securities becomes effective, an opinion with respect to legal matters and a negative assurance letter with respect to disclosure matters, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the seller making such request, covering such matters with respect to the registration in respect of which such opinion and letter are being delivered as the underwriters, if any, and such seller may reasonably request and are customarily included in such opinions and negative assurance letters;

(xi)           with respect to each Free Writing Prospectus or other materials to be included in the Disclosure Package, ensure that no Registrable Securities be sold “by means of” (as defined in Rule 159A(b) promulgated under the Securities Act) such Free Writing Prospectus or other materials without the prior written consent of the Holders of the Registrable Securities covered by such registration statement, which Free Writing Prospectuses or other materials shall be subject to the review of Holders’ Counsel;

(xii)           as soon as reasonably practicable and within the deadlines specified by the Securities Act, make all required filings of all Prospectuses and Free Writing Prospectuses with the Commission;

(xiii)           as soon as reasonably practicable and within the deadlines specified by the Securities Act, make all required filing fee payments in respect of any Registration Statement or Prospectus used under this Agreement (and any offering covered thereby);

(xiv)           comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable but no later than 15 months after the effective date of the Registration Statement, an earnings statement covering a period of 12 months beginning after the effective date of the Registration Statement, in a manner which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

(xv)           cause all such Registrable Securities to be listed on each securities exchange on which Registrable Class Securities issued by the Company are then listed, provided that the applicable listing requirements are satisfied;

(xvi)           as expeditiously as practicable, keep Holders’ Counsel advised in writing as to the initiation and progress of any registration under Section 3, Section 4 or Section 5 and provide Holders’ Counsel with all correspondence with the Commission in connection with any such Registration Statement;

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(xvii)           cooperate with each seller of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(xviii)                      if such registration is pursuant to a Registration Statement on Form S-3 or any similar short-form registration, include in the body of the prospectus included in such Registration Statement such additional information for marketing purposes as the managing underwriter reasonably requests; and

(xix)           take all other steps reasonably necessary to effect the registration and disposition of the Registrable Securities contemplated hereby.

(b)            Seller Obligations. In connection with any offering under any Registration Statement under this Agreement:

(i)           each Holder shall promptly furnish to the Company in writing such information with respect to such Holder and the intended method of disposition of its Registrable Securities as the Company may reasonably request or as may be required by law for use in connection with any related Registration Statement or Prospectus (or amendment or supplement thereto) and all information required to be disclosed in order to make the information previously furnished to the Company by such Holder not contain a material misstatement of fact or necessary to cause such Registration Statement or Prospectus (or amendment or supplement thereto) not to omit a material fact with respect to such Holder necessary in order to make the statements therein not misleading;

(ii)            each Holder shall comply with the Securities Act and the Exchange Act and all applicable state securities laws and comply with all applicable regulations in connection with the registration and the disposition of the Registrable Securities;

(iii)           each Holder shall not use any Free Writing Prospectus without the prior written consent of the Company;

(iv)           with respect to any underwritten offering pursuant to Section 3, (x) each Initiating Holder and each Holder participating in such offering pursuant to Section 3(c) shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters and (y) no selling Holder may participate in any such underwritten offering unless such selling Holder completes and/or provides all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents or information reasonably required under the terms of, or in connection with, such underwriting agreement; and

(v)           each Shelf Requesting Holder shall enter into an underwriting agreement in customary form with managing underwriter or underwriters, and no Shelf Requesting Holder shall participate in any underwritten registration pursuant to Section 5(b) unless such selling Holder completes and/or provides all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents or information reasonably required under the terms of, or in connection with, such underwriting agreement.

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(c)           Notice to Discontinue. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 7(a)(v)(E), such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended Prospectus or Free Writing Prospectus contemplated by Section 7(a)(vi) and, if so directed by the Company, such Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus or Free Writing Prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement (including the period referred to in Section 7(a)(ii)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 7(a)(v)(E) to and including the date when sellers of such Registrable Securities under such Registration Statement shall have received the copies of the supplemented or amended Prospectus or Free Writing Prospectus contemplated by and meeting the requirements of Section 7(a)(vi).

(d)           Registration Expenses. Subject to the last sentence of this Section 7(d), and except as otherwise provided in this Agreement, the Company shall pay all expenses arising from or incident to its performance of, or compliance with, this Agreement, including (i) Commission, stock exchange and FINRA registration and filing fees, (ii) all fees and expenses incurred in complying with securities or “blue sky” laws (including reasonable fees, charges and disbursements of counsel to any underwriter incurred in connection with “blue sky” qualifications of the Registrable Securities as may be set forth in any underwriting agreement), (iii) all printing, messenger and delivery expenses, (iv) the reasonable fees, charges and expenses of Holders’ Counsel, any necessary counsel with respect to state securities law matters, counsel to the Company (which may include regulatory counsel) and of its independent public accountants, and any other accounting fees, charges and expenses incurred by the Company (including any expenses arising from any “cold comfort” letters or any special audits incident to or required by any registration or qualification), (v) all fees and expenses in connection with maintaining the effectiveness of any Registration Statement, including the reasonable fees, charges and expenses of counsel to the Company, including regulatory counsel, and (vi) any liability insurance or other premiums for insurance obtained in connection with any Demand Registration or piggy-back registration thereon, Incidental Registration or Shelf Registration pursuant to the terms of this Agreement, regardless of whether such Registration Statement is declared effective. All of the expenses described in the preceding sentence of this Section 7(d) are referred to herein as “Registration Expenses.” Notwithstanding the foregoing, (x) the Holders of Registrable Securities sold pursuant to a Registration Statement shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to the registration and sale of such Holders’ Registrable Securities and, subject to clause (iv) above, shall bear the fees and expenses of their own counsel, and (y) in no event shall the Company be responsible under the foregoing clause (iv) above for any fees, charges or expenses with respect to any Holder who voluntarily withdraws Registrable Securities from any registration or offering (except as contemplated by Section 3(f)) or was required to withdraw such Registrable Securities as a result of a breach, or failure to satisfy any condition, of this Agreement.

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(e)            Hedging Transactions.

(i)           The Company agrees that, in connection with any proposed Hedging Transaction, if, in the reasonable judgment of Holders’ Counsel, it is necessary or desirable to register under the Securities Act such Hedging Transaction or sales or transfers (whether short or long) of Registrable Class Securities in connection therewith, then the Company shall use its reasonable best efforts to take such actions (which may include, among other things, the filing of a post-effective amendment to a Registration Statement to include additional or changed information that is material or is otherwise required to be disclosed, including a description of such Hedging Transaction, the name of the Hedging Counterparty, identification of the Hedging Counterparty or its Affiliates as underwriters or potential underwriters, if applicable, or any change to the plan of distribution) as may reasonably be required to register such Hedging Transaction or sales or transfers of Registrable Class Securities in connection therewith under the Securities Act in a manner consistent with the rights and obligations of the Company hereunder with respect to the registration of Registrable Securities. Any information provided by the Holders regarding the Hedging Transaction that is included in a Registration Statement, Prospectus or Free Writing Prospectus pursuant to this Section 7(e) shall be deemed to be information provided by the Holders selling Registrable Securities pursuant to such Registration Statement for purposes of Section 7(b).

(ii)           All Registration Statements in which Holders may include Registrable Securities under this Agreement shall be subject to the provisions of this Section 7(e), and the registration of Registrable Class Securities thereunder pursuant to this Section 7(e) shall be subject to the provisions of this Agreement applicable to any such Registration Statements; provided, however, that the selection of any Hedging Counterparty shall not be subject to Section 3(g), but the Hedging Counterparty shall be selected by the Holders of a majority of the Registrable Class Securities subject to the Hedging Transaction that are proposed to be included in such Registration Statement.

(iii)           If in connection with a Hedging Transaction, a Hedging Counterparty or any Affiliate thereof is (or may be considered) an underwriter or selling stockholder, then it shall be required to provide customary indemnities to the Company regarding the plan of distribution and like matters.

(iv)           The Company further agrees to include, under the caption “Plan of Distribution” (or the equivalent caption), in each Registration Statement, and any related Prospectus (to the extent such inclusion is permitted under applicable Commission regulations and is consistent with comments received from the Commission during any Commission review of the Registration Statement), language substantially in the form of Schedule 1 hereto and to include in each Prospectus supplement filed in connection with any proposed Hedging Transaction language mutually agreed upon by the Company, the relevant Holders and the Hedging Counterparty describing such Hedging Transaction.

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8.           Indemnification; Contribution.

(a)           Indemnification by the Company. The Company shall indemnify and hold harmless each Holder, its stockholders, partners, members, directors, managers, officers, employees, trustees, attorneys, advisors, Affiliates and each Person who controls (within the meaning of Section 15 of the Securities Act) such Holder from and against any and all losses, claims, damages, liabilities and expenses, or any action or proceeding in respect thereof (including reasonable costs of investigation and reasonable attorneys’ fees and expenses) (each, a “Liability”) arising out of or based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Disclosure Package, the Registration Statement, the Prospectus, any Free Writing Prospectus or in any amendment or supplement thereto, (ii) the omission or alleged omission to state in the Disclosure Package, the Registration Statement, the Prospectus, any Free Writing Prospectus or in any amendment or supplement thereto any material fact required to be stated therein or necessary to make the statements therein not misleading, and (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other federal law, any state or foreign securities law, or any rule or regulation promulgated under any of the foregoing laws, relating to the offer or sale of the Registrable Securities; provided, however, that the Company shall not be liable in any such case to the extent that any such Liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Disclosure Package, Registration Statement, Prospectus or preliminary prospectus or amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Holder (including the information provided pursuant to Section 7(b)(i)) expressly for use therein.

(b)           Indemnification by Holders. In connection with any offering in which a Holder is participating pursuant to Section 3, 4 or 5, such Holder shall indemnify and hold harmless the Company, each other Holder, their respective directors, officers, other Affiliates and each Person who controls the Company, and such other Holders (within the meaning of Section 15 of the Securities Act) from and against any and all Liabilities arising out of or based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Disclosure Package, the Registration Statement, the Prospectus, any Holder Free Writing Prospectus or in any amendment or supplement thereto, and (ii) the omission or alleged omission to state in the Disclosure Package, the Registration Statement, the Prospectus, any Holder Free Writing Prospectus or in any amendment or supplement thereto any material fact required to be stated therein or necessary to make the statements therein not misleading, in each case, to the extent such Liabilities arise out of or are based upon written information furnished by such Holder or on such Holder’s behalf expressly for inclusion in the Disclosure Package, the Registration Statement, the Prospectus or any amendment or supplement thereto relating to the Registrable Securities (including the information provided pursuant to Section 7(b)(i)); provided, however, that the obligation to indemnify shall be individual, not joint and several, for each Holder and the total amount to be indemnified by such Holder pursuant to this Section 8(b) shall be limited to the net proceeds (after deducting the underwriters’ discounts and commissions) received by such Holder in the offering to which the Registration Statement, Prospectus, Disclosure Package or Holder Free Writing Prospectus relates.

(c)           Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder (the “Indemnified Party”) shall give prompt written notice to the

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indemnifying party (the “Indemnifying Party”) after the receipt by the Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Indemnified Party intends to claim indemnification or contribution pursuant to this Agreement; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any Liability that it may have to the Indemnified Party hereunder (except to the extent that the Indemnifying Party forfeits substantive rights or defenses by reason of such failure). If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such Indemnified Party. The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be paid by the Indemnified Party unless (i) the Indemnifying Party agrees to pay the same, (ii) the Indemnifying Party fails to assume the defense of such action with counsel reasonably satisfactory to the Indemnified Party or (iii) the named parties to any such action (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and such parties have been advised by such counsel that either (A) representation of such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate under applicable standards of professional conduct or (B) there may be one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party. In any of such cases, the Indemnifying Party shall not have the right to assume the defense of such action on behalf of such Indemnified Party; it being understood, however, that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all Indemnified Parties. No Indemnifying Party shall be liable for any settlement entered into without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the written consent of such Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Party is a party and indemnity has been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability for claims that are the subject matter of such proceeding.

(d)           Contribution. If the indemnification provided for in this Section 8 from the Indemnifying Party is unavailable to an Indemnified Party hereunder in respect of any Liabilities referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such Liabilities, as well as any other relevant equitable considerations. The relative faults of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 8(a), 8(b) and 8(c), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any

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investigation or proceeding; provided, that the total amount to be contributed by any Holder shall be limited to the net proceeds (after deducting the underwriters’ discounts and commissions) received by such Holder in the offering. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(e)           Exchange Act Reporting and Rule 144. The Company covenants that it shall (a) file any reports required to be filed by it under the Exchange Act and (b) take such further action as each Holder may reasonably request (including providing any information necessary to comply with Rule 144 promulgated under the Securities Act), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 promulgated under the Securities Act, as such rule may be amended from time to time, or Regulation S promulgated under the Securities Act or (ii) any similar rules or regulations hereafter adopted by the Commission. The Company shall, upon the request of any Holder, deliver to such Holder a written statement as to whether it has complied with such requirements.

9.           Miscellaneous.

(a)           Termination. In the event the Merger Agreement is terminated, this Agreement shall automatically terminate and be of no further force and effect. This Agreement shall automatically terminate with respect to a Holder once such Holder no longer owns Registrable Securities.

(b)           Recapitalizations, Exchanges, etc. The provisions of this Agreement shall apply to the full extent set forth herein with respect to (i) the shares of Common Stock and (ii) any and all securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets, recapitalization, reorganization or otherwise) which may be issued in respect of, in conversion of, in exchange for or in substitution of, the shares of Common Stock and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof. The Company shall cause any successor or assign (whether by merger, consolidation, sale of assets, recapitalization, reorganization or otherwise) to assume this Agreement or enter into a new registration rights agreement with the Holders on terms substantially the same as this Agreement as a condition of any such transaction.

(c)           No Inconsistent Agreements. The Company represents and warrants that it has not granted to any Person the right to request or require the Company to register any securities issued by the Company, other than the rights granted to the Holders herein. The Company shall not enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders in this Agreement or grant any additional registration rights to any Person or with respect to any securities which are not Registrable Securities which are prior in right to or inconsistent with the rights granted in this Agreement. The Existing Sponsor

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Registration Rights Agreement shall automatically terminate and be of no further force and effect at the effective time of the Mergers.

(d)           Remedies. The Holders, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of their rights under this Agreement, without need for a bond. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive in any action for specific performance the defense that a remedy at law would be adequate or that there is need for a bond.

(e)           Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless consented to in writing by (i) the Company and (ii) the Holders holding Registrable Securities representing (after giving effect to any adjustments) at least a majority of the aggregate number of Registrable Securities owned by all of the Holders; provided that such majority shall include the Investors. Any such written consent shall be binding upon the Company and all of the Holders.

(f)           Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be made by registered or certified first-class mail, return receipt requested, telecopy, electronic transmission, courier service or personal delivery (and in the case of any CA Holder, shall be made via electronic transmission, internationally recognized overnight courier or personal delivery):

(i) if to the Company:

Hemisphere Media Group, Inc.
c/o Cine Latino, Inc.
2000 Ponce de Leon Boulevard
Suite 500
Coral Gables, FL 33134
Fax: (305) 421-6389
Attn: Mr. Alan Sokol

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Fax: (212) 757-3990
Attn: Jeffrey D. Marell, Esq.
          Tracey A. Zaccone, Esq.

(ii) if to the Investors, at the addresses set forth on Schedule 2 hereto;

(iii) if to any Holder other than an Investor, as set forth in the applicable joinder agreement.

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All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; five Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied or electronically transmitted. Any party may by notice given in accordance with this Section 9(f) designate another address or Person for receipt of notices hereunder.

(g)           Successors and Assigns; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto as provided herein. The registration rights and requirements and related rights of the Holders contained in this Agreement, shall be with respect to any Registrable Security, transferred to any Person who is a Permitted Transferee (as defined in the Merger Lock-Up Agreement) of such Registrable Security, without the consent of the Company, but only if transferred in compliance with this Agreement and only to the extent such transfer would not cause the Registrable Securities to cease being Registrable Securities under Section 2(b). At the time of the transfer of any Registrable Security as contemplated by this Section 9(g), such transferee shall execute and deliver to the Company a joinder agreement, in form and substance attached as Exhibit A hereto, to evidence its agreement to be bound by, and to comply with, this Agreement as a Holder. All of the obligations of the Company hereunder shall survive any such transfer. The Company shall not assign this Agreement, in whole or in part. Except as provided in Section 8, no Person other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement.

(h)           Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(i)           GOVERNING LAW; CONSENT TO JURISDICTION. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF THAT WOULD APPLY THE LAWS OF ANOTHER JURISDICTION. The parties hereto irrevocably submit to the exclusive jurisdiction of any state or federal court sitting in the County of New York, in the State of New York over any suit, action or proceeding arising out of or relating to this Agreement or the affairs of the Company. To the fullest extent they may effectively do so under applicable law, the parties hereto irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim that they are not subject to the jurisdiction of any such court, any objection that they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(j)           WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE OR CONTROVERSY THAT MAY ARISE, WHETHER IN WHOLE OR IN PART, UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL

29

BY JURY IN RESPECT OF ANY CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(k)           Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

(l)           Rules of Construction. Unless the context otherwise requires, references to sections or subsections refer to sections or subsections of this Agreement. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

(m)           Interpretation. The parties hereto acknowledge and agree that (i) each party hereto and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement and (iii) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto, regardless of which party was generally responsible for the preparation of this Agreement.

(n)           Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto with respect to the subject matter contained herein. There are no restrictions, promises, representations, warranties or undertakings with respect to the subject matter contained herein, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter.

(o)           Further Assurances. Each of the parties shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

(p)           Other Agreements. Nothing contained in this Agreement shall be deemed to be a waiver of, or release from, any obligations any party hereto may have under, or any restrictions on the transfer of Registrable Securities or other securities of the Company imposed by, any other agreement, including the Merger Agreement.

(q)           Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

[Remainder of page intentionally left blank]

30

IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Agreement on the date first written above.

HEMISPHERE MEDIA GROUP, INC.

By:	/s/ Craig Fischer
Name: Craig Fisher
Title: Vice President, Secretary and Treasurer

INTERMEDIA PARTNERS VII, L.P.

By:	/s/ Mark Coleman
Name: Mark Coleman
Title: Authorized Signatory

CINEMA AEROPUERTO, S.A. DE C.V.

By:	/s/ Joaquín Vargas Guajardo
Name: Joaquín Vargas Guajardo
Title: Attorney-in-fact

/s/ James M. McNamara
JAMES M. MCNAMARA

INTERMEDIA CINE LATINO, LLC

By:	/s/ Craig Fischer
Name: Craig Fischer
Title: Authorized Signatory

SPONSOR INVESTORS:

AZTECA ACQUISITION HOLDINGS, LLC

By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: President

BRENER INTERNATIONAL GROUP, LLC

By:	/s/ Gabriel Brener
Name: Gabriel Brener
Title: Chief Executive Officer

/s/ Clive Fleissig
CLIVE FLEISSIG

/s/ Juan Pablo Alban
JUAN PABLO ALBAN

/s/ John Engelman
JOHN ENGELMAN

/s/ Alfredo E. Ayub
ALFREDO E. AYUB

Schedule 1

Plan of Distribution

A selling stockholder may also enter into hedging and/or monetization transactions. For example, a selling stockholder may:

(a)           enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling stockholder and engage in short sales of the common stock under this prospectus, in which case the other party may use shares of common stock received from the selling stockholder to close out any short positions;

(b)           itself sell short common stock under this prospectus and use shares of common stock held by it to close out any short position;

(c)           enter into options, forwards or other transactions that require the selling stockholder to deliver, in a transaction exempt from registration under the Securities Act, common stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling stockholder and publicly resell or otherwise transfer that common stock under this prospectus; or

(d)           loan or pledge common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus.

Schedule 2 to Registration Rights Agreement

Addresses

InterMedia Partners VII, L.P.
405 Lexington Avenue,
48th Floor
New York, NY 10174
Attention: Mark Coleman, Esq, and
Mr. Craig Fischer
Fax: (212) 503-2879
Email: mcoleman@intermediaadvisors.com and cfischer@intermediaadvisors.com

Cinema Aeropuerto, S.A. de C.V.
Blvd Manuel Avila Camacho 147
Chapultepec Morales
11560 Ciudad de Mexico, D.F.
Mexico
Attention: Mr. Jose A. Abad
Fax: +52(55)5283-4314
Email: jabad@mvs.com

InterMedia Cine Latino, LLC
c/o InterMedia Partners VII, L.P.
405 Lexington Avenue,
48th Floor
New York, NY 10174
Attention: Mark Coleman, Esq, and
Mr. Craig Fischer
Fax: (212) 503-2879
Email: mcoleman@intermediaadvisors.com and cfischer@intermediaadvisors.com

James M. McNamara
c/o Del, Shaw, Moonves, Tanaka, Finkelstein & Lezcano
2120 Colorado Avenue
Suite 200
Santa Monica, CA 90404
Attention: Jeffrey S. Finkelstein, Esq. and Ernest Del, Esq,
Fax No: 310-978-7999
Email: jfinkelstein@dsmtfl.com and edel@dsmtfl.com

Azteca Acquisition Holdings, LLC
c/o Brener International Group, LLC
421 N. Beverly Drive
Suite 300

Beverly Hills, CA 90210

Attention: Mr. Juan Pablo Albán
Fax No: (310) 553-1637
Email: jpalban@brenergroup.com

Brener International Group, LLC
421 N. Beverly Drive
Suite 300
Beverly Hills, CA 90210
Attention: Mr. Juan Pablo Albán
Fax No: (310) 553-1637
Email: jpalban@brenergroup.com

Clive Fleissig
421 N. Beverly Drive
Suite 300
Beverly Hills, CA 90210
Attention: Mr. Juan Pablo Albán
Fax No: (310) 553-1637
Email: jpalban@brenergroup.com

Juan Pablo Alban
421 N. Beverly Drive
Suite 300
Beverly Hills, CA 90210
Attention: Mr. Juan Pablo Albán
Fax No: (310) 553-1637
Email: jpalban@brenergroup.com

John Engelman
421 N. Beverly Drive
Suite 300
Beverly Hills, CA 90210
Attention: Mr. Juan Pablo Albán
Fax No: (310) 553-1637
Email: jpalban@brenergroup.com

Alfredo E. Ayub
421 N. Beverly Drive
Suite 300
Beverly Hills, CA 90210
Attention: Mr. Juan Pablo Albán
Fax No: (310) 553-1637
Email: jpalban@brenergroup.com

Exhibit A

Form of Joinder Agreement

ACKNOWLEDGMENT AND AGREEMENT

Joinder to Registration Rights Agreement
Relating to Hemisphere Media Group, Inc. Common Stock and Warrants

WHEREAS, the undersigned (the “Transferee”) wishes to receive, from _______  (the “Transferor”), ________ shares, par value $0.0001 per share, of common stock (the “Common Stock”), of Hemisphere Media Group, Inc., a Delaware corporation (the “Company”) or ________ Warrants to purchase Class A Common Stock of the Company, as the case may be;

WHEREAS, the Common Stock and Warrants are subject to that certain Registration Rights Agreement, dated as of January 22, 2013 and as further amended from time to time (the “Agreement”), by and among the Company and certain Investors named therein. Capitalized terms used herein and not otherwise defined are given the meaning assigned to such terms in the Agreement;

WHEREAS, the Transferee has been given a copy of the Agreement and afforded ample opportunity to read it, and the Transferee is thoroughly familiar with its terms; and

WHEREAS, pursuant to the terms of the Agreement, the Transferor is prohibited from transferring the registration rights and requirements and related rights of Holders conferred in the Agreement related to the Common Stock and Warrants that constitutes the Registrable Securities unless in compliance with the Agreement and in accordance with Section 9(g) thereof. This Acknowledgment and Agreement constitutes a joinder agreement as contemplated by Section 9(g) of the Agreement.

NOW, THEREFORE, in consideration of the mutual premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and to induce the Transferor to transfer such Common Stock to the Transferee and the Company to permit such transfer, the Transferee does hereby acknowledge and agree that (i) the Transferee has been given a copy of the Agreement and ample opportunity to read it, and is thoroughly familiar with its terms, (ii) the Common Stock are subject to the terms and conditions set forth in the Agreement and (iii) the Transferee shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto.

Signed this ___ day of ______, 20___ ,

Transferee:

By:
Name:
Title:

EXHIBIT B

Lock-up Agreement

Exhibit 4.5
EXECUTION COPY
LOCK-UP AGREEMENT

LOCK-UP AGREEMENT, dated January 22, 2013 (as may be amended, supplemented or modified from time to time in accordance with the terms hereof, this “Agreement”), among Hemisphere Media Group, Inc., a Delaware corporation (the “Company”), InterMedia Español Holdings, LLC, a Delaware limited liability company (“IM”), Cine Latino, Inc., a Delaware corporation (“Cine”), and the parties identified as “IM Investor”, “Cine Investors” and “Azteca Investors” (collectively, the “Investors”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Azteca Acquisition Corporation, a Delaware corporation (“Azteca”), IM, Cine, Hemisphere Merger Sub I, LLC, a Delaware limited liability company (“IM Merger Sub”), Hemisphere Merger Sub II, Inc., a Delaware corporation (“Azteca Merger Sub”), and Hemisphere Merger Sub III, Inc., a Delaware corporation (“Cine Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which (i) IM Merger Sub will be merged with and into IM (the “IM Merger”), (ii) Cine Merger Sub will be merged with and into Cine (the “Cine Merger”) and (iii) Azteca Merger Sub will be merged with and into Azteca (the “Azteca Merger” and together with the IM Merger and the Cine Merger, the “Mergers”);

WHEREAS, at the effective time of the Mergers, among other things, (i) the IM Investor shall receive shares of Class B Common Stock in exchange for the membership units of IM formerly held by it, (ii) the Cine Investors shall receive shares of Class B Common Stock in exchange for the shares of Cine formerly held by them and (iii) the Azteca Investors shall receive shares of Class A Common Stock in exchange for the shares of Azteca held by them;

WHEREAS, immediately following the effective time of the Mergers, the Company will sell to the IM Investors and the Cine Investors an aggregate of 2,333,334 post amendment warrants (i.e. warrants to purchase 1,166,667 shares of Class A Common Stock) for a purchase price of $0.50 per warrant (together with the warrants to purchase shares of Class A Common Stock held as of the effective time of the Mergers by the Azteca Investors, the “Warrants”), and

WHEREAS, as a condition and inducement to the parties entering into the Merger Agreement and incurring the obligations set forth therein, the Investors concurrently with the execution and delivery of the Merger Agreement, are entering into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.           Definitions and Interpretation.

(a)            Certain Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“Agreement” has the meaning set forth in the Preamble.

“Affiliate” means any Person who is an “affiliate” as defined in Rule 12b-2 promulgated under the Exchange Act.

“Azteca” has the meaning set forth in the Recitals.

“Azteca Investors” has the meaning set forth on Schedule I hereto.

“Azteca Merger” has the meaning set forth in the Recitals.

“Azteca Merger Sub” has the meaning set forth in the Recitals.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by law or executive order to close.

“Cine” has the meaning set forth in the Recitals.

“Cine Investors” has the meaning set forth on Schedule 1 hereto.

“Cinema Aeropuerto” means Cinema Aeropuerto, S.A. de C.V.

“Cine Merger” has the meaning set forth in the Recitals.

“Cine Merger Sub” has the meaning set forth in the Recitals.

“Class A Common Stock” means the Company’s Class A Common Stock, par value $0.0001 per share.

“Class B Common Stock” means the Company’s Class B Common Stock, par value $0.0001 per share.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the Class A Common Stock and the Class B Common Stock and any other capital stock of the Company (or any successor entity) into which such stock is reclassified or reconstituted and any other common stock of the Company (or any successor entity).

“Company” has the meaning set forth in the Preamble.

“Consummation Date” has the meaning set forth in Section 2(a).

“Equity Restructuring and Warrant Purchase Agreement” means the Equity Restructuring and Warrant Purchase Agreement, dated as of the date hereof, by and among Azteca, the Company, and certain of the Investors.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations of the Commission promulgated thereunder.

“Forfeiture Shares” means the Shares of Common Stock subject to forfeiture by certain Holders pursuant to Sections 1(a), 1(b) and 1(c) of the Equity Restructuring and Warrant Purchase Agreement.

“Holder” means the Investors and any Permitted Transferee thereof to whom Securities are transferred in accordance with Section 2.

“IM” has the meaning set forth in the Recitals.

“IM Investor” has the meaning set forth on Schedule 1 hereto.

“IM Merger” has the meaning set forth in the Recitals.

“IM Merger Sub” has the meaning set forth in the Recitals.

“Investors” has the meaning set forth in the Preamble.

“Lock-up Period” means the period commencing on the Consummation Date to and including the date that is (a) in the case of the Common Stock (including the Warrant Shares), one year following the Consummation Date and (b) in the case of the Warrants, 30 days following the Consummation Date.

“Merger Agreement” has the meaning set forth in the recitals.

“Permitted Transfer” has the meaning set forth in Section 2.

“Permitted Transferee” means, (i) with respect to any Holder who is an individual, (x) a member of such Holder’s immediate family (which shall mean any relationship by blood, marriage or adoption, not more remote than first cousin) or a trust, corporation, partnership or limited liability company for the benefit of such person and/or an immediate family member, all of the beneficial interests of which shall be held by such Holder and/or one or more members of such Holder’s immediate family, and shall include such Holder’s heirs, successors, administrators and executor, (y) any beneficiary pursuant to will, other testamentary document or applicable laws of decent and (z) any person receiving Securities pursuant to a qualified domestic relations order, (ii) with respect to any Holder that is an entity, any Affiliate of such entity or any of its or its Affiliate’s holders of equity, (iii) with respect to any IM Investor or InterMedia Cinelatino, LLC, any managing director, general partner, director, limited partner, member, officer or employee of such IM Investor or InterMedia Cinelatino, LLC or any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which, include such IM Investor or InterMedia Cinelatino, LLC, or its Affiliates, (iv) with respect to Cinema Aeropuerto, (a) any director, officer or employee of

Cinema Aeropuerto or (b) any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which, include Cinema Aeropuerto, or its Affiliates, (v) with respect to any Azteca Investor that is an entity (a) any managing director, general partner, director, limited partner, member, officer or employee of such Azteca Investor or any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which, include such Azteca Investor, or its Affiliates, (b) by virtue of the Azteca Investor’s charter documents upon dissolution of the Azteca Investor; and (vi) as a bona fide gift or gifts to any institution qualified as tax-exempt under Section 501(c)(3) of the Code.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Registrable Securities” has the meaning assigned to such term in the Registration Rights Agreement.

“Registration Rights Agreement” means that certain registration rights agreement dated as of the date hereof among the Company and certain investor parties named therein.

“Securities” shall mean any of the following: (i) any and all shares of Common Stock owned on the Consummation Date by the Holders and any shares of Common Stock issuable upon exercise, conversion or exchange of other securities of the Company owned on the Consummation Date by the Holders, (ii) any securities of the Company issued in respect of the shares of Common Stock owned on the Consummation Date by the Holders issued or issuable to any of the Holders by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise and any shares of Common Stock issuable upon conversion, exercise or exchange thereof and (iii) any other securities of the Company owned on the Consummation Date by the Holders that are convertible into or exercisable or exchangeable for Common Stock, whether at the option of the Holder or otherwise, including without limitation, the Warrants.

“Securities Act” means the Securities Act of 1933 and the rules and regulations of the Commission promulgated thereunder.

“Transfer” means, with respect to any security, the offer for sale, sale, pledge, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant to purchase, share lending arrangement or other transfer or disposition or encumbrance (or any transaction or device that is designed to or could be expected to result in the transfer or the disposition by any Person at any time in the future), whether directly or indirectly, of such security, and shall include the entering into of any swap, hedge or other derivatives transaction or other transaction that transfers to another, in whole or in part, any rights, economic benefits or consequences, or risks of ownership, including by way of settlement by delivery of such security or other securities in cash or otherwise.

“Warrants” has the meaning set forth in the Recitals.

“Warrant Shares” shall mean any of the following: (i) any and all shares of Common Stock issuable upon exercise, conversion or exchange of the Warrants by the Holders and (ii) any securities of the Company issued in respect of the shares of Common Stock issuable upon exercise, conversion or exchange of the Warrants to any of the Holders by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise and any shares of Common Stock issuable upon conversion, exercise or exchange thereof.

(b)           Interpretation. Unless otherwise noted:

(i)           All references to laws, rules, regulations and forms in this Agreement shall be deemed to be references to such laws, rules, regulations and forms, as amended from time to time or, to the extent replaced, the comparable successor thereto in effect at the time.

(ii)           All references to agencies, self-regulatory organizations or governmental entities in this Agreement shall be deemed to be references to the comparable successor thereto.

(iii)           All references to agreements and other contractual instruments shall be deemed to be references to such agreements or other instruments as they may be amended from time to time.

Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

2.           Transfers.

(a)           Each of the undersigned understands and agrees that upon consummation of the Mergers (the “Consummation Date”) and in accordance with the Merger Agreement and the Equity Restructuring and Warrant Purchase Agreement, the Company proposes to issue Common Stock and/or Warrants to the Investors.

(b)           Subject to Section 2(d) of this Agreement, no Holder may Transfer all or any portion of its Securities during the Lock-up Period; provided, that no such limitation on Transfers shall apply to (i) with respect to any Holder, Transfers to Permitted Transferees of such Holder, (ii) Transfers to the Company or any of its officers or directors, (iii) Transfers by a Holder and its Affiliates to any other Holder and its Affiliates, (iv) Transfers in connection with the Company’s consummation of a merger, share exchange or other similar transaction that results in all of the Company’s security holders having the right to exchange their shares of Common Stock for cash, securities or other property; (v) Transfers pursuant to an acceptance of a general offer for a class of Securities made to all holders of such class on equal terms; (vi) the provision of an irrevocable undertaking to accept an offer as described in clause (v) above; (vii) Transfers of any Securities acquired by an Investor after the Consummation Date in any openmarket transaction; and (viii) as may be approved in writing from time to time by the Board of Directors (each such Transfer described in clauses (i)-(viii)of this Section 2, subject to compliance with Section 3 in the case of clauses (i)-(iii), a “Permitted Transfer”).

Notwithstanding anything to the contrary in this Agreement, Transfers of Securities shall not be permitted except in accordance with this Section 2 and as set forth in Section 3. Each Holder agrees that it may not make any demand for or exercise any right with respect to, the registration of any Registrable Securities until the expiration of the Lock-up Period, except (i) as may be separately approved in writing by the Board of Directors of the Company in connection with any Permitted Transfer or (ii) to the extent that such registration statement does not become effective prior to the end of the Lock-Up Period; provided, however, that the foregoing shall not be applicable with respect to Securities released from restrictions on Transfer pursuant to Section 2(d) of this Agreement.

(c)           In addition to the restrictions on Transfer set forth in Section 2(b), no Holder may Transfer all or any portion of its Forfeiture Shares during or following the Lock-up Period unless and until the date the applicable sales price targets set forth in Section 1(a) and 1(b) of the Equity Restructuring and Warrant Purchase Agreement, with respect to the Existing Azteca Holders, and Section 1(c) of the Equity Restructuring and Warrant Purchase Agreement, with respect to the Sellers (as defined in the Equity Restructuring and Warrant Purchase Agreement), have been met; provided, that if such price targets shall have been met prior to the expiration of the Lock-Up Period, then such Forfeiture Shares shall continue to be subject to Section 2(b) and 2(d) hereof.

(d)           If, subsequent to the Consummation Date, (i) the last sales price of the Class A Common Stock equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Consummation Date, 50% of the Securities shall be released from all restrictions on Transfer herein, (ii) the last sales price of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Consummation Date, the remaining 50% of the Securities shall be released from all restrictions on Transfer herein (other than such restrictions included in Section 2(c) above), and (iii) the Company consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders of the Company having the right to exchange their shares of Company Common Stock for cash, securities or other property, the undersigned shall be released from all restrictions on Transfer herein (including those specified in Section 2(c) above).

3.           Permitted Transfers; No Effect of Transfers.

(a)           No Transfer shall be deemed a Permitted Transfer hereunder unless and until at the time of Transfer of such Security as contemplated by Section 2 hereof such Permitted Transferee executes and delivers to the Company a joinder agreement in form and substance attached as Exhibit A hereto, to evidence its agreement to be bound by, and to comply with, this Agreement as a Holder.

(b)           No Transfer of any Securities in violation of any provision of this Agreement will be effective to pass any title thereto to, or create any interest therein in favor of, any Person. Any Holder who intentionally and knowingly attempts to effect a Transfer in violation of this Agreement will be deemed to have committed a material breach of its obligations to the other Holders and to the Company hereunder.

4.           Restrictive Legend; Stop Transfer Instruction.

(a)           Certificates representing the Securities may bear the following legend: “THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP AGREEMENT AMONG THE REGISTERED OWNER OF SUCH SECURITIES, HEMISPHERE MEDIA GROUP, INC. AND CERTAIN OTHER PARTIES THERETO THAT MATERIALLY RESTRICTS THE TRANSFERABILITY OF THE SECURITIES. A COPY OF THE AGREEMENT IS ON FILE WITH THE SECRETARY OF HEMISPHERE MEDIA GROUP, INC.

(b)           In order to ensure compliance with the provisions contained herein, each Holder agrees that the Company may issue appropriate “stop transfer” certificates or instructions with the Company’s transfer agent and registrar against the transfer of a Holder’s Securities, or otherwise make adequate provision to restrict the transferability of the Securities, in the event of a transfer other than in compliance with the provisions of this Agreement and that it may make appropriate notations to the same effect in its records.

5.           Successors and Assigns; Third Party Beneficiaries. Each of the undersigned understands that the Company and the other parties hereto are relying upon this Agreement in proceeding toward consummation of the Mergers. Each of the undersigned further understands that this Agreement is irrevocable and shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto as provided herein. No Person other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement; provided, that the Company is expressly intended to be a third party beneficiary of the parties’ agreements herein and shall have the right to enforce the provisions of this Agreement. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

6.           Termination. This Agreement shall automatically terminate and be of no further force or effect upon the earlier to occur of (i) the termination of the Merger Agreement and (ii) the first Business Day following the expiration of the Lock-up Period; provided, that Section 3(b), Section 4 and Sections 7 through 18 of this Agreement shall survive termination under this Section 6; provided, further, that Section 2(c) shall survive in accordance with its terms.

7.           Remedies. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by any party. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches and/or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled to at Law or in equity.

8.           Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (receipt confirmed), sent by electronic mail, sent by an internationally recognized overnight courier (providing proof of delivery), or mailed in the United States by certified or registered mail, postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)            If to the Company:

Hemisphere Media Group, Inc.
c/o InterMedia Partners, L.P.
2000 Ponce de Leon Boulevard
Suite 500
Coral Gables, FL 33134
Attention: Mr. Alan Sokol
Fax No: (305) 421-6389

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Fax: (212) 757-3990
Attn: Jeffrey D. Marell, Esq.
Tracey A. Zaccone, Esq.

(ii)           If to the Investors, at the addresses set forth on Schedule I hereto;

(iii)           If to any Holder, as set forth in the applicable joinder agreement.

All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; five Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied or electronically transmitted. Any party to be given notice in accordance with this section may designate another address or Peron for receipt of notices hereunder.

9. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

10.           GOVERNING LAW; CONSENT TO JURISDICTION. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED THERETO, THE RELATIONSHIP OF THE PARTIES, AND/OR THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES, WHETHER

ARISING IN LAW OR IN EQUITY, IN CONTRACT, TORT OR OTHERWISE, SHALL BE GOVERNED BY AND BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF THAT WOULD APPLY THE LAWS OF ANOTHER JURISDICTION. Each of the parties hereto hereby irrevocably agrees that any legal action or proceeding with respect to this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and obligations arising hereunder brought by any other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). To the fullest extent they may effectively do so under applicable Law, the parties hereto irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim that they are not subject to the jurisdiction of any such court, any objection that they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

11.           WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.           Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner.

13.           Rules of Construction. Unless the context otherwise requires, references to sections or subsections refer to sections or subsections of this Agreement. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

14.           Interpretation. The parties hereto acknowledge and agree that (i) each party hereto and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement and (iii) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto, regardless of which party was generally responsible for the preparation of this Agreement.

15.           Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, including without limitation the transfer restrictions applicable to certain of the Azteca Investors set forth in (i) the Letter Agreement dated June 29, 2011 between certain Azteca Investors and Azteca and (ii) the Securities Purchase Agreement dated April 15, 2011 between Azteca and certain Azteca Investors (as amended). This Agreement is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder. There are no restrictions, promises, representations, warranties or undertakings with respect to the subject matter contained herein, other than those set forth or referred to herein.

16.           Further Assurances. Each of the parties to this Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, in the most expeditious manner practicable to carry out or to perform the provisions of this Agreement.

17.           Other Agreements. Nothing contained in this Agreement shall be deemed to be a waiver of, or release from, any obligations any party hereto may have under, or any restrictions on the transfer of securities of the Company imposed by any other agreement, including the Registration Rights Agreement.

18.           Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Agreement on the date first written above.

HEMISPHERE MEDIA GROUP, INC.

By:	/s/ Craig Fischer
Name:	Craig Fischer
Title:	Vice President, Secretary and Treasurer

AZTECA ACQUISITION HOLDINGS, LLC

By:	/s/ Gabriel Brener
Name:	Gabriel Brener
Title:	President

BRENER INTERNATIONAL GROUP, LLC

By:	/s/ Gabriel Brener
Name:	Gabriel Brener
Title:	Chief Executive Officer

/s/ Gabriel Brener
GABRIEL BRENER

/s/ Clive Fleissig
CLIVE FLEISSIG

/s/ Juan Pablo Alban
JUAN PABLO ALBAN

/s/ John Engelman
JOHN ENGELMAN

/s/ Alfredo E. Ayub
ALFREDO E. AYUB

INTERMEDIA PARTNERS VII, L.P.

By:	/s/ Mark Coleman

Name:	Mark Coleman
Title:	Authorized Signatory

INTERMEDIA CINE LATINO, LLC

By:	/s/ Craig Fischer

Name:	Craig Fischer
Title:	Authorized Signatory

CINEMA AEROPUERTO, S.A. DE C.V.

By:	/s/ Joaquín Vargas Guajardo

Name:	Joaquín Vargas Guajardo
Title:	Attorney-in-fact

/s/ James M. McNamara
JAMES M. MCNAMARA

[Signature Page to Lock-Up Agreement]

Schedule 1

IM Investors

InterMedia Partners VII, L.P.
c/o InterMedia Partners, L.P.
405 Lexington Avenue
48th Floor
New York, NY 10174
Attention: Mark Coleman, Esq. and Mr. Craig Fischer
Fax No: (212) 503-2879
Email: mcoleman @intermediaadvisors.com and cfischer@intermediaadvisors.com

Cine Investors

InterMedia Cine Latino, LLC
c/o InterMedia Partners, L.P.
405 Lexington Avenue
48th Floor
New York, NY 10174
Attention: Mark Coleman, Esq. and Mr. Craig Fischer
Fax No: (212) 503-2879
Email: mcoleman @intermediaadvisors.com and cfischer@intermediaadvisors.com

James M. McNamara
c/o Del, Shaw, Moonves, Tanaka, Finkelstein & Lezcano
2120 Colorado Avenue
Suite 200
Santa Monica, CA 90404
Attention: Jeffrey S. Finkelstein, Esq. and Ernest Del, Esq,
Fax No: 310-978-7999
Email: jfinkelstein@dsmtfl.com and edel@dsmtfl.com

Cinema Aeropuerto, S.A. de C.V.
Blvd. Manuel Avila Camacho 147
Chapultepec Morales
11510 Ciudad de Mexico, D.F.
Mexico
Attention: Mr. Jose Antonio Abad
Fax No. +52 (55) 2583 4314
Email: jabad@mvs.com

Azteca Investors
Azteca Acquisition Holdings, LLC
Brener International Group, LLC
Gabriel Brener
Clive Fleissig
Juan Pablo Alban
John Engelman
Alfredo E. Ayub

c/o Brener International Group, LLC
421 No. Beverly Dr., Suite 300
Beverly Hills, CA 90210
Attention: Juan Pablo Albán
Fax: 310-553-1637
Email: jpalban@brenergroup.com

Exhibit A

Form of Joinder Agreement

ACKNOWLEDGMENT AND AGREEMENT

Joinder to Lock-Up Agreement
Relating to Hemisphere Media Group, Inc. Common Stock

WHEREAS, the undersigned (the “Transferee”) wishes to receive, from __________________ (the “Transferor”), _______ shares, par value $0.0001 per share, of [Class A] [Class B] common stock (the “Common Stock”), of Hemisphere Media Group, Inc., a Delaware corporation (the “Company”);

WHEREAS, the Common Stock is subject to that certain Lock-Up Agreement, dated as of January 22, 2013 (the “Agreement”), by and among the Company and certain investors named therein. Capitalized terms used herein and not otherwise defined are given the meaning assigned to such terms in the Agreement;

WHEREAS, the Transferee has been given a copy of the Agreement and afforded ample opportunity to read it, and the Transferee is thoroughly familiar with its terms; and

WHEREAS, pursuant to the terms of the Agreement, the Transferor may not Transfer all or any portion of the Transferor’s Common Stock unless in compliance with the Agreement and in accordance with Section 2 and Section 3 thereof. This Acknowledgment and Agreement constitutes a joinder agreement as contemplated by Section 3(a) of the Agreement.

NOW, THEREFORE, in consideration of the mutual premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and to induce the Transferor to transfer such Common Stock to the Transferee and the Company to permit such transfer, the Transferee does hereby acknowledge and agree that (i) theTransferee has been given a copy of the Agreement and ample opportunity to read it, and is thoroughly familiar with its terms, (ii) the Common Stock are subject to the terms and conditions set forth in the Agreement and (iii) the Transferee shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto.

Signed this ___ day of _____, 20___ ,

Transferee:

By:
Name:
Title: